UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

ELECTRO ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

285106100

(CUSIP Number)

Katy Klinedinst, Esq.
Greenberg Glusker Fields Claman & Machtinger LLP
1900 Avenue of the Stars, Suite 2100
Los Angeles, CA 90067
(310) 201-7576

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

April 1, 2008

(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285106100		Page 2

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Gelbaum, Trustee, The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,446,844
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,446,844
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,446,844
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.6%(1)
14		TYPE OF REPORTING PERSON* IN
__________

(1)           Based on 28,213,203 shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, taking into account the one-for-five reverse split of the Common Stock on July  9, 2008 and as otherwise calculated in accordance with Rule 13d as more particularly described in Item 5.

CUSIP No. 285106100		Page 3

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monica Chavez Gelbaum, Trustee, The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,446,844
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,446,844
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,446,844
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.6%(1)
14		TYPE OF REPORTING PERSON* IN
__________

(1)           Based on 28,213,203 shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, taking into account the one-for-five reverse split of the Common Stock on July  9, 2008 and as otherwise calculated in accordance with Rule 13d as more particularly described in Item 5.

CUSIP No. 285106100		Page 4

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 22,446,844
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 22,446,844
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,446,844
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.6%(1)
14		TYPE OF REPORTING PERSON* OO
__________

(1)           Based on 28,213,203 shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, taking into account the one-for-five reverse split of the Common Stock on July  9, 2008 and as otherwise calculated in accordance with Rule 13d as more particularly described in Item 5.

CUSIP No. 285106100

Item 1.                      Security and Issuer

             This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and restates, where, indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust (the “Trust”), David Gelbaum and Monica Chavez Gelbaum (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (“SEC”) on December 18, 2007 (the “Initial Schedule 13D”).  Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

This Amendment No. 1 is being made to disclose the acquisition of additional shares as a result of Issuer electing to make interest payments to the Trust in shares of Common Stock in lieu of cash on the debenture the Trust purchased from Issuer on December 7, 2007 (the “2007 Debenture”).

Additionally, this Amendment No. 1 is being made to disclose  the execution of a Warrant Purchase Agreement attached hereto as Exhibit “B” (“Warrant Purchase Agreement”) by and between Issuer and the Trust on July 23, 2008 pursuant to which the Trust purchased, for an aggregate purchase price of $750,000, a warrant in the form attached hereto as Exhibit “C” (“July Warrant”) to purchase 1,875,000 shares of Issuer’s common stock, par value $0.001 (“Common Stock”) with an exercise price of $2.75 per share.  In connection with the foregoing purchase, Issuer and the Trust also entered into a Registration Rights Agreement attached hereto as Exhibit “D” (“July Registration Agreement”).

 Finally, this Amendment No. 1 is being made to disclose the execution of a Convertible Debenture and Warrant Purchase Agreement in the form attached hereto as Exhibit “E” (“Debenture Purchase Agreement”) by and between Issuer and the Trust on August 18, 2008 pursuant to which the Trust purchased for an aggregate purchase price of $625,000 a 10% Senior Secured Convertible Debenture convertible into 625,000 shares of Common Stock at a conversion price of One Dollar ($1.00) per share (“2008 Debenture”) and a warrant  exercisable at One Dollar ($1.00) per share (subject to adjustments described in the warrant which is attached as an Exhibit to the Debenture Purchase Agreement) to purchase 1,562,500 shares of Common Stock (“August Warrant”).  In connection with the foregoing purchase, Issuer and the Trust also entered into a Registration Rights Agreement attached hereto as Exhibit “F” (“August Registration Statement”).

Item 5.                      Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, each reporting person beneficially owns 22,446,844  shares of Common Stock, which are held of record by the Trust.

(b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

(c) Since December 07, 2007, the Trust has acquired securities of the Issuer as follows:

(1)           On April 1, 2008, the Trust received 1,150,515 shares of Common Stock in lieu of cash interest payments on the 2007 Debenture (the “April Interest Shares”).

(2)           On July 1, 2008 the Trust received 704,712 shares of Common Stock in lieu of cash interest payments on the 2007 Debenture (the “July Interest Shares” and together with the April Interest Payment, the “Interest Shares”).

(3)    On July 23, 2008, pursuant to the terms of the Warrant Purchase Agreement, the Trust purchased the July Warrant.  The July Warrant has a three-year term and expires on July 23, 2011.  The exercise price of the July Warrant is adjustable in the event the Issuer issues Common Stock or securities that are convertible into Common Stock for less than $2.75 per share (the “July Subsequent Lower Price”), in which case the exercise price of the Warrant shall be the Subsequent Lower Price; provided, that, in no event shall the exercise price be less than $1.25 per share.

5

(4)    On August 18, 2008, pursuant to the terms of the Debenture Purchase Agreement, the Trust purchased the 2008 Debenture and the August Warrant.  The August Warrant has a three year term and expires on August 18, 2011.  The exercise price of the August Warrant is adjustable in the event the Issuer issues Common Stock or securities that are convertible into Common Stock for less than $1.00 per share (the “August Subsequent Lower Price”), in which case the exercise price of the Warrant shall be the August Subsequent Lower Price; provided, that, in no event shall the exercise price be less than $0.4545 per share.

The Debenture Purchase Agreement:

(i) provides that upon the Issuer’s reaching certain business milestones set forth on Exhibit 1.1(a) to the Purchase Agreement, in exchange for an additional cash payment of $625,000, the Company shall issue to Issuer an additional debenture and warrant containing the same terms and conditions as the 2008 Debenture and the August Warrant;

(ii) amends the 2007 Debenture to permit conversion thereunder at any time following the execution of the Debenture Purchase Agreement.  The terms of the 2007 Debenture (attached as Exhibit B to the Initial Schedule 13D) provide that it is convertible into Common Stock at the greater of $1.25 per share or seventy percent (70%) of the daily volume weighted average price of the Common Stock on the Company’s Principal Trading Market (as defined in the 2007 Debenture which was attached as an Exhibit to the Initial Schedule 13D) for the ten business day period prior to conversion. As of the date of amendment pursuant to the terms of the Debenture Purchase Agreement, the 2007 Debenture was convertible into 14,400,000 shares of Common Stock;

(iii) amends the July Warrant as follows: (1) the exercise price (the “Warrant Price”) was reduced to $1.00 per share from $2.75 per share and (2) the following provision was added, “Upon any decrease in the Warrant Price, the number of Warrant Shares shall be increased to the number of shares determined by multiplying the Warrant Price that was in effect immediately prior to such decrease by the number of Warrant Shares issuable upon exercise of the Warrant prior to such decrease and dividing the product by the Warrant Price resulting from the decrease;

(iv) provides that until the Issuer’s shareholders approve the terms of the July Warrant, the 2008 Debenture and the August Warrant, the Trust may only convert and/or exercise such securities for shares of Common Stock representing no more than 19.9% of the Issuer’s outstanding shares of Common Stock as of the date of the July Warrant, i.e. 1,221,344 shares representing 19.9% of 6,137,405 shares; and

(v)  provides that the Issuer shall promptly withdraw the registration statement on Form S-3 that was filed on July 10, 2008 covering the shares of common stock that are issuable upon conversion of the 2007 Debenture and the warrant issued in connection therewith (the “2007 Warrant”).  The August Registration Statement entered into concurrently with the Debenture Purchase Agreement provides that the Issuer will prepare and file with the SEC, within 90 days of the Investor’s request, a registration statement registering for resale that number of shares of Common Stock that his no less than the number of shares of common stock that are issuable upon conversion of the 2008 Debenture and the August Warrant.  The Debenture Purchase Agreement also amends the July Registration Rights Agreement and the registration rights agreement entered into in connection with the 2007 Debenture (the “2007 Registration Rights Agreement”) covering the common stock that is issuable upon the conversion of the 2007 Debenture, the 2007 Warrant and the July Warrant by providing that such registration shall occur upon the request of the Trust instead of within 90 days of the date of such agreements, as originally provided.  All of the registration agreements contain a provision regarding cut-backs required by the SEC to avoid the characterization of the offering as a primary offering.

6

As the result of the above described transactions, as of the date of this Amendment No. 1, the Reporting Persons beneficially own 22,446,844 shares of Common Stock.  This is represents a sum of (i) the Interest Shares, (ii) the 6,454,455 shares of Common Stock issuable upon exercise of the currently exercisable 2007 Warrant, (iii) the 14,400,000 shares of Common Stock issuable upon exercise of the currently exercisable 2007 Debenture, and (iv) 1,221,344 shares of Common Stock representing the currently exercisable portion of Common Stock underlying the July Warrant, the August Warrant and the 2008 Debenture, i.e. 19.9% of 6,137,405 which was the outstanding shares of Common Stock of the Issuer as of the date of the July Warrant.  The foregoing represents 79.6% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as reported on the Issuer’s 10Q filed on August 14, 2008 and after giving effect to the conversion of the 2007 Warrant, the 2007 Debenture and conversion of 1,221,344 shares underlying the July Warrant, the August Warrant and the 2008 Debenture ).

(d)    Not applicable.

(e)    Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)           Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)             Warrant Purchase Agreement dated July 23, 2008 by and between Issuer and the Trust  pursuant to which the Trust purchased, for an aggregate purchase price of $750,000, a warrant to purchase 1,875,000 shares of Issuer’s Common Stock, exercisable as set forth therein.

(c)           Registration Rights Agreement dated July 23, 2008.

(d)           Debenture  Purchase Agreement dated August 18, 2008, pursuant to which the Trust purchased for an aggregate purchase price of $625,000 a 10% Senior Secured Convertible Debenture and a warrant to purchase 1,562,500 shares of Common Stock, convertible and exercisable, respectively, as set forth therein.

(e)           Registration Rights Agreement dated August 18, 2008.

Item 7.                     Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Schedule 13D.

Exhibit B:  Warrant Purchase Agreement

Exhibit C:   July Warrant

Exhibit D:  July Registration Rights Agreement

Exhibit E:   Debenture Purchase Agreement (2008 Debenture and August Warrant are exhibits to this Agreement)

Exhibit F:    August Registration Rights Agreement

7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: August 22, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum,
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

8

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 1 to Schedule 13D

The undersigned agree that this Amendment No. 1 to Schedule 13D with respect to the Common Stock of Electro Energy Inc. is a joint filing being made on their behalf.

Dated: August 22, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum,
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

9

Exhibit B

WARRANT PURCHASE AGREEMENT
Dated as of July 23, 2008

by and between

ELECTRO ENERGY, INC.

and

THE QUERCUS TRUST

TABLE OF CONTENTS
(continued)

WARRANT PURCHASE AGREEMENT
        This WARRANT PURCHASE AGREEMENT, dated as of July 23, 2008 (this “Agreement”), by and between Electro Energy, Inc., a Florida corporation (the “Company”), and The Quercus Trust, a ______ trust (the “Purchaser”).

W I T N E S S E T H:
        WHEREAS, the parties hereto entered into that certain Debenture and Warrant Purchase Agreement, dated as of December 7, 2007 (the “2007 Purchase Agreement”), and capitalized terms contained herein, to the extent they are not defined herein, shall have the meanings as may be expressly provided in the 2007 Purchase Agreement.

        WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

        NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE OF WARRANT
                1.1.    Purchase and Sale of Warrant.

                (a)     Upon the terms and conditions contained herein, the Company shall issue to Purchaser a Warrant to Purchase Common Stock, in substantially the form attached hereto as Exhibit A (the “Warrant”), to purchase up to One Million Eight Hundred Seventy-Five Thousand (1,875,000) shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”). The Warrant shall expire three (3) years following the Closing Date and shall have an exercise price per share equal to the Warrant Price (as defined in the Warrant).

                (b)     Upon the terms and conditions contained herein, by written notice given on or before August 31, 2008, the Purchaser shall have the option to purchase an additional warrant for the purchase of up to Six Hundred Twenty-Five Thousand (625,000) shares of Common Stock, in substantially the same form as the Warrant (the “Additional Warrant”).

                (c)     Purchase Price.   Subject to the terms and conditions hereof, the Company agrees to issue and sell to the Purchaser and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchaser agrees to purchase the Warrant for a purchase price of Seven Hundred Fifty Thousand Dollars ($750,000) (the “Purchase Price”), in cash. In the event that the Purchaser exercises its option to purchase the Additional Warrant as provided in Section 1.1(b) herein, the Purchaser agrees to purchase such Additional Warrant for a purchase price of Two Hundred Fifty Thousand Dollars ($250,000) in cash.

                (d)     Closing.   The closing of the purchase and sale of the Warrant to be acquired by the Purchaser from the Company under this Agreement shall take place at the offices of Lev & Berlin, P.C., 200 Connecticut Avenue, 5th Floor, Norwalk, Connecticut 06854 (the “Closing”) at 10:00 a.m., Eastern time, (i) on July 23, 2008; provided, that all of the conditions set forth in Article IV hereof and applicable to the Closing shall have been fulfilled or waived in accordance herewith, or (ii) at such other time and place or on such date as the Purchaser and the Company may agree upon (the “Closing Date”). Subject to the terms and conditions of this Agreement, at the Closing the Company shall deliver or cause to be delivered to the Purchaser the Warrant and any other documents required to be delivered pursuant to Article IV hereof. At the Closing, the Purchaser shall deliver the Purchase Price by wire transfer to a bank account designated by the Company. The closing of the purchase and sale of the Additional Warrant shall take place at the offices of Lev & Berlin, P.C., within ten (10) days of the Company’s receipt of the Purchaser’s notice of exercise of its option to purchase the Additional Warrant, at which closing (i) the Company shall deliver to Purchaser (A) the Additonal Warrant and (B) a written certificate verifying the truth, accuracy and completeness of the the representations and warranties set forth in Section 2.1 hereinbelow as of the date of such closing and (ii) the Purchaser will deliver to the Company the purchase price for the Additional Warrant by wire transfer to a bank account designated by the Company.

                (e)     Underlying Shares.   The Company has authorized and has reserved and covenants to continue to reserve, free of preemptive rights and other similar contractual rights of stockholders, a sufficient number of its authorized but unissued shares of Common Stock to effect the exercise the Warrant and the Additional Warrant Any shares of Common Stock issuable upon exercise of the Warrant and the Additional Warrant (and such shares when issued) are herein referred to as the “Underlying Shares.” The Warrant, the Additional Warrant and the Underlying Shares are sometimes collectively referred to herein as the “Securities.”

ARTICLE II
REPRESENTATIONS AND WARRANTIES
                2.1.    Representations and Warranties of the Company.   The Company hereby represents and warrants to the Purchaser, as of the date hereof and the Closing Date (except as set forth below; and as may be modified by or updated by the Commission Documents) that the Company’s representations and warranties set forth in Section 2.1 of the 2007 Purchase Agreement are hereby repeated and incorporated herein by reference with the following modifications and additions:

                (a)     Capitalization.   The authorized capital stock of the Company as of the date hereof is set forth on Schedule 2.1(a) hereto, subject only to a 1 for 5 reverse split effected on July 9, 2008.

                (b)     Commission Documents; Financial Statements.   At the times of their respective filings, the Forms 10-QSB (or Form 10-Q, as the case may be) for the three most recent fiscal quarters (collectively, the “Forms 10-QSB”) and the Form 10-KSB for the fiscal year ended December 31, 2007 (the “Form 10-KSB”) complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and the Forms 10-QSB and Form 10-KSB did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                2.2.     Representations and Warranties of the Purchaser.   The Purchaser hereby represents and warrants to the Company as follows as of the date hereof and as of the Closing Date that the Purchaser’s representations and warranties that are set forth in Sections 2.2 of the 2007 Purchase Agreement are hereby repeated and incorporated herein by reference.

ARTICLE III
COVENANTS
        The Company covenants with the Purchaser as follows, which covenants are for the benefit of the Purchaser and its permitted assignees.

                3.1.     Securities Compliance.   The Company shall notify the Commission in accordance with its rules and regulations, of the transactions contemplated herein and by any of the documents executed in connection herewith, including the Warrant and the Registration Rights Agreement, dated as of the date hereof (the “Transaction Documents”), and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Securities to the Purchaser, or its subsequent holders.

                3.2.     Registration and Listing.   The Company shall cause its Common Stock to continue to be registered under Sections 12(g) of the Exchange Act, to comply in all respects with its reporting and filing obligations under the Exchange Act, to comply with all requirements related to any registration statement filed pursuant to this Agreement, and to not take any action or file any document (whether or not permitted by the Securities Act or the rules promulgated thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the Exchange Act or Securities Act, except as permitted herein. The Company will take all action necessary to continue the listing or trading of its Common Stock on the Nasdaq Capital Market or other exchange or market on which the Common Stock is trading. Subject to the terms of the Transaction Documents, the Company further covenants that it will take such further action as the Purchaser may reasonably request, all to the extent required from time to time to enable the Purchaser to sell the Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act. Upon the request of the Purchaser, the Company shall deliver to the Purchaser a written certification of a duly authorized officer as to whether it has complied with the issuer requirements of Rule 144.

                3.3.     Inspection Rights.   Provided the same would not be in violation of Regulation FD, the Company shall permit, during normal business hours and upon reasonable request and reasonable advance notice, the Purchaser or any employees, agents or representatives thereof, so long as the Purchaser shall hold the Debenture or shall beneficially own any Underlying Shares, for purposes reasonably related to the Purchaser’s interests as a stockholder, to examine the publicly available, non-confidential records and books of account of, and visit and inspect the properties, assets, operations and business of the Company and any Subsidiary, and to discuss the publicly available, non-confidential affairs, finances and accounts of the Company and any Subsidiary with any of its officers, consultants, directors and key employees.

                3.4.     Compliance with Laws.   The Company shall comply, and cause each Subsidiary to comply, with all applicable laws, rules, regulations and orders, noncompliance with which would be reasonably likely to have a Material Adverse Effect.

                3.5.     Keeping of Records and Books of Account.   The Company shall keep and cause each Subsidiary to keep adequate records and books of account, in which complete entries will be made in accordance with GAAP consistently applied, reflecting all financial transactions of the Company and its Subsidiaries, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made.

                3.6.     Reporting Requirements.   If the Commission ceases making the Company’s periodic reports available via the Internet without charge, then the Company shall furnish the following to the Purchaser so long as the Purchaser shall beneficially own Securities:

                (a)     Quarterly Reports filed with the Commission on Form 10-Q as soon as practical after the document is filed with the Commission, and in any event within five (5) days after the document is filed with the Commission;

                (b)     Annual Reports filed with the Commission on Form 10-K as soon as practical after the document is filed with the Commission, and in any event within five (5) days after the document is filed with the Commission; and

                (c)     Copies of all notices, information and proxy statements in connection with any meetings that are, in each case, provided to holders of shares of Common Stock, contemporaneously with the delivery of such notices or information to such holders of Common Stock.

                3.7.     Other Agreements.   The Company shall not enter into any agreement in which the terms of such agreement would restrict or impair the right or ability to perform of the Company or any Subsidiary under any Transaction Document.

                3.8.     Use of Proceeds.   The net proceeds from the sale of the Securities hereunder shall be used by the Company for working capital and general corporate purposes, including growth initiatives.

                3.9.     Reporting Status.   So long as the Purchaser beneficially owns any of the Securities, the Company shall timely file all reports required to be filed with the Commission pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would permit such termination.

                3.10.     Disclosure of Transaction.   The Company shall issue a press release describing the material terms of the transactions contemplated hereby (the “Press Release”) not later than the second Trading Day following the Closing Date. The Company shall also file with the Commission a Current Report on Form 8-K (the “Form 8-K”) describing the material terms of the transactions contemplated hereby (and attaching as exhibits thereto this Agreement, the form of Warrant and the Press Release) as soon as practicable following the Closing Date but in no event more than four (4) Trading Days following the Closing Date, which Press Release and Form 8-K shall be subject to prior review and reasonable comment by the Purchaser. “Trading Day” means any day during which the principal exchange on which the Common Stock is traded shall be open for trading.

                3.11.     Amendments.   The Company shall not amend or waive any provision of the Articles or By-laws of the Company in any way that would adversely affect exercise rights, voting rights, or redemption rights of the holder of the Securities.

                3.12.     Reservation of Shares.   Subject to Section 1.3 hereof, so long as the Warrant or the Additional Warrant remain outstanding, the Company shall take all action necessary to at all times have authorized and reserved for the purpose of issuance of a sufficient number of shares of Common Stock needed to provide for the issuance of the Underlying Shares.

                3.13.     Transfer Agent Instructions.   The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates, registered in the name of the Purchaser, for the Underlying Shares in such amounts as specified from time to time by the Purchaser to the Company upon exercise of the Warrant in the form of Exhibit D attached to the 2007 Purchase Agreement (the “Irrevocable Transfer Agent Instructions”). Prior to registration of the Underlying Shares under the Securities Act, all such certificates shall bear the restrictive legend specified in Section 5.1 of this Agreement. The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 3.13 will be given by the Company to its transfer agent and that the Underlying Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement. If the Purchaser provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that a public sale, assignment or transfer of the Underlying Shares may be made without registration under the Securities Act or the Purchaser provides the Company with reasonable assurances that the Underlying Shares can be sold pursuant to Rule 144 without any restriction as to the number of securities acquired as of a particular date that can then be immediately sold, the Company shall permit the transfer, and, in the case of the Underlying Shares, promptly instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by the Purchaser and without any restrictive legend.

                3.14.     Form S-3 Eligibility.   The Company currently meets the “registrant eligibility” and transaction requirements set forth in the general instructions to Form S-3 applicable to “resale” registrations on Form S-3 and the Company shall file all reports required to be filed by the Company with the Commission in a timely manner.

                3.15     Right of First Refusal.

                (a)     For the twelve (12) month period following the Closing, the Purchaser will have the right of first refusal (the “Initial Purchase Right”) to purchase, on the same terms as other investors, up to one hundred percent (100%) of any debt securities, equity securities, securities convertible into equity securities, or options or warrants therefor (“Purchase Securities”) that the Company proposes to offer, other than the securities excluded by paragraph (e) below.

                (b)     Subsequent to the twelve (12) month period following the Closing, the Purchaser will have the right of first refusal (the “Pro-Rata Purchase Right”) to purchase, on the same terms as other investors, that percentage of any Purchase Securities that the Company proposes to offer, other than the securities excluded by paragraph (e) below, which is equal to the Purchaser’s pro rata ownership of the Common Stock of the Company on a fully diluted basis. The Initial Purchase Right and the Pro-Rata Purchase Right are collectively referred to herein as the “Purchase Rights”.

                (c)     If the Company proposes to issue any Purchase Securities, it shall give the Purchaser written notice of its intention, describing the Purchase Securities, the price and the terms and conditions upon which the Company proposes to issue the same, together with a signed and accepted term sheet. The Purchaser shall have ten (10) Trading Days from the giving of such notice to elect to purchase all or part (in the case of the Initial Purchase Right), or part (in the case of the Pro-Rata Purchase Right), of the Purchase Securities for the price and upon the terms and conditions specified in the notice by giving written notice to the Company and stating therein the quantity of such Purchase Securities to be purchased.

                (d)     The Purchaser shall then effect the purchase of the Purchase Securities at the closing of the issuance of Purchase Securities described in the notice delivered by the Company pursuant to paragraph (c) above. On the date of such closing, the Company shall deliver to the Purchaser the certificates representing the Purchase Securities to be purchased by the Purchaser, each certificate to be properly endorsed for transfer, and at such time, the Purchaser shall pay the purchase price for the Purchase Securities.

                (e)     If the Purchaser fails to exercise in full its Purchase Right, the Company shall have ninety (90) days thereafter to sell the Purchase Securities in respect of which the Purchaser’s rights were not exercised, at a price and upon general terms and conditions no more favorable to the purchaser thereof than specified in the Company’s notice to the Purchaser pursuant to paragraph (c) above. If the Company has not sold such Purchase Securities within such ninety (90) days, the Company shall not thereafter issue or sell any Purchase Securities, without first again complying with this Section 3.15.

                (b)        The Purchase Right established by this Section 3.15 shall have no application to any of the following issuances of Purchase Securities (collectively, the “Excluded Securities”):

(i) shares of Common Stock issued or issuable to employees, directors or consultants pursuant to equity holder plans maintained by the Company and registered with the Commission on Form S-8;

(ii) shares of Common Stock issued or issuable upon the exercise or conversion of currently outstanding options, warrants or convertible securities; or

(iii) shares of Common Stock issued or issuable on the conversion of the Debenture or exercise of the Warrant issued to the Purchaser concurrently with the Debenture; or

                (iv)     shares of Common Stock issued or issuable solely as consideration for bank financings, equipment leases, investor relations/public relations services, business acquisitions, mergers, strategic partnerships, or public offerings.

                3.16     Consultant.   The Company shall engage the services of Mr. Lyle Deitsch (the “Consultant”) as a consultant to work with Company management in connection with overseeing (i) the progress of certain Company performance milestones, (ii) the design and implementation of the Company’s marketing plan and (iii) management review (the “Consultancy”). The term of the Consultancy shall commence on July 23 , 2008 and end on September 1, 2008. Notwithstanding the foregoing, if the Purchaser shall exercise its option to Purchase the Additional Warrant set forth in Section 1.1(b) hereof, the term of the Consultancy shall expire on December 31, 2008. The Consultancy shall include the Consultant’s presence at the Company’s facilities in Gainesville, Florida for at least three (3) days per week and the Company shall pay the Consultant a fee of Ten Thousand Dollars ($10,000) per month plus reasonable travel expenses.

                3.17    Prohibition from Exercise, Shareholder Approval.   Until the Company has obtained the approval of the transaction and issuance(s) of securities contemplated herein by a majority of the Company’s holders of Common Stock, which the Company shall use its commercially reasonable efforts to obtain as soon as possible, but in no event later than the Company’s next annual meeting, which shall be held no later than October 31, 2008, Purchaser shall not exercise the Warrant or the Additional Warrant to the extent that, when taking into consideration any restrictions placed upon issuances by the NASDAQ Marketplace Rules, including rules governing aggregation of transactions, results in an aggregate issuance of that number of shares of Common Stock that, when combined with any penalty shares issued pursuant to the Registration rights Agreement of even date herewith, is greater than Nineteen and Nine-Tenth’s percent (19.9%) of the Company’s total number of outstanding shares of Common Stock as of the date of exercise.

ARTICLE IV
CONDITIONS
                4.1.    Conditions Precedent to the Obligation of the Company to Close and to Sell the Securities.   The obligation hereunder of the Company to close and issue and sell the Securities to the Purchaser at the Closing is subject to the satisfaction or waiver, at or before the Closing of the conditions set forth below. These conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion.

                (a)    Accuracy of the Purchaser’s Representations and Warranties.   The representations and warranties of the Purchaser shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of such date.

                (b)    Performance by the Purchaser.   The Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Closing Date.

                (c)    No Injunction.   No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

                (d)    Delivery of Purchase Price.   The Purchase Price for the Securities shall have been delivered to the Company on the Closing Date.

                (e)    Delivery of Transaction Documents. The Transaction Documents shall have been duly executed and delivered by the Purchaser to the Company.

                4.2.    Conditions Precedent to the Obligation of the Purchaser to Close and to Purchase the Securities.   The obligation hereunder of the Purchaser to purchase the Securities and consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Purchaser’s sole benefit and may be waived by the Purchaser at any time in its sole discretion.

                (a)    Accuracy of the Company’s Representations and Warranties.   Each of the representations and warranties of the Company in this Agreement and the other Transaction Documents shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of such date.

                (b)    Performance by the Company.   The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date.

                (c)    No Suspension, Etc.   Trading in the Common Stock shall not have been suspended by the Commission or the Nasdaq Capital Market (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Closing), and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg Financial Markets (“Bloomberg”) shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by Bloomberg, or on the New York Stock Exchange, nor shall a banking moratorium have been declared either by the United States or New York State authorities, nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity or crisis of such magnitude in its effect on, or any material adverse change in any financial market which, in each case, in the judgment of the Purchaser, makes it impracticable or inadvisable to purchase the Securities.

                (d)    No Injunction.   No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

                (e)    No Proceedings or Litigation.   No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority, to the Company’s knowledge, shall have been threatened, against the Company or any Subsidiary, or any of the officers, directors or affiliates of the Company or any Subsidiary seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

                (f)    Opinion of Counsel.   The Purchaser shall have received an opinion of counsel to the Company, dated the date of the Closing, substantially in the form of Exhibit E annexed to the 2007 Purchase Agreement, with such exceptions and limitations as shall be reasonably acceptable to counsel to the Purchaser.

                (g)    Debenture and Warrant.   At or prior to the Closing Date, the Company shall have delivered to the Purchaser the Warrant (in such denominations as the Purchaser may request).

                (h)    Officer’s Certificate.   On the Closing Date, the Company shall have delivered to the Purchaser a certificate signed by an executive officer on behalf of the Company, dated as of the Closing Date, confirming the accuracy of the Company’s representations, warranties and covenants as of the Closing Date (except those representations and warranties made as of a specific date) and confirming the compliance by the Company with the conditions precedent set forth in paragraphs (b) to (e) and (i) of this Section 4.2 as of the Closing Date (provided that, with respect to the matters in paragraphs (d) and (e) of this Section 4.2, such confirmation shall be based on the knowledge of the executive officer after due inquiry).

ARTICLE V
CERTIFICATE LEGEND
                5.1.    Legend.   Each certificate representing the Securities shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required by applicable state securities or “blue sky” laws):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR ELECTRO ENERGY, INC. SHALL HAVE RECEIVED AN OPINION OF COUNSEL THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

        The Company agrees to issue or reissue certificates representing any of the Underlying Shares, without the legend set forth above if at such time, prior to making any transfer of any such Underlying Shares, such holder thereof shall give written notice to the Company describing the manner and terms of such transfer and removal as the Company may reasonably request. Such proposed transfer and removal will not be effected until: (a) either (i) the Company has received an opinion of counsel reasonably satisfactory to the Company, to the effect that the registration of the Underlying Shares under the Securities Act is not required in connection with such proposed transfer, (ii) a registration statement under the Securities Act covering such proposed disposition has been filed by the Company with the Commission and has become effective under the Securities Act, (iii) the Company has received other evidence reasonably satisfactory to the Company that such registration and qualification under the Securities Act and state securities laws are not required (which may include an opinion of counsel provided by the Company), or (iv) the holder provides the Company with reasonable assurances that such security can be sold pursuant to Rule 144 under the Securities Act (which may include an opinion of counsel provided by the Company); and (b) either (i) the Company has received an opinion of counsel reasonably satisfactory to the Company, to the effect that registration or qualification under the securities or “blue sky” laws of any state is not required in connection with such proposed disposition, (ii) compliance with applicable state securities or “blue sky” laws has been effected, or (iii) the holder provides the Company with reasonable assurances that a valid exemption exists with respect thereto (which may include an opinion of counsel provided by the Company). The Company will respond to any such notice from a holder within three (3) business days. In the case of any proposed transfer under this Section 5.1, the Company will use commercially reasonable efforts to comply with any such applicable state securities or “blue sky” laws, but shall in no event be required, (x) to qualify to do business in any state where it is not then qualified, (y) to take any action that would subject it to tax or to the general service of process in any state where it is not then subject, or (z) to comply with state securities or “blue sky” laws of any state for which registration by coordination is unavailable to the Company. The restrictions on transfer contained in this Section 5.1 shall be in addition to, and not by way of limitation of, any other restrictions on transfer contained in any other section of this Agreement. Whenever a certificate representing the Underlying Shares is required to be issued to the Purchaser without a legend, in lieu of delivering physical certificates representing the Underlying Shares, provided the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, the Company shall use its reasonable best efforts to cause its transfer agent to electronically transmit the Underlying Shares to the Purchaser by crediting the account of the Purchaser’s Prime Broker with DTC through its Deposit Withdrawal Agent Commission (“DWAC”) system (to the extent not inconsistent with any provisions of this Agreement).

ARTICLE VI
INDEMNIFICATION
                6.1.    Company Indemnity.   The Company agrees to indemnify and hold harmless the Purchaser (and its directors, officers, affiliates, agents, successors and assigns) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys’ fees, charges and disbursements) incurred by the Purchaser as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein, and the Purchaser agrees to indemnify and hold harmless the Company to the same extent as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Purchaser herein.

                6.2.    Indemnification Procedure.   Any party entitled to indemnification under this Article VI (an “indemnified party”) will give written notice to the indemnifying party of any matter giving rise to a claim for indemnification; provided, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article VI except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action, proceeding or claim is brought against an indemnified party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of the indemnifying party a conflict of interest between it and the indemnified party exists with respect to such action, proceeding or claim (in which case the indemnifying party shall be responsible for the reasonable fees and expenses of one separate counsel for the indemnified parties), to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. In the event that the indemnifying party advises an indemnified party that it will contest such a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the indemnified party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the indemnified party’s costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The indemnified party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the indemnified party which relates to such action or claim. The indemnifying party shall keep the indemnified party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the indemnified party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent. Notwithstanding anything in this Article VI to the contrary, the indemnifying party shall not, without the indemnified party’s prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the indemnified party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the indemnified party of a release from all liability in respect of such claim. The indemnification obligations to defend the indemnified party required by this Article VI shall be made by periodic payments of the amount thereof during the course of investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred, so long as the indemnified party shall refund such moneys if it is ultimately determined by a court of competent jurisdiction that such party was not entitled to indemnification. The indemnity agreements contained herein shall be in addition to (a) any cause of action or similar rights of the indemnified party against the indemnifying party or others, and (b) any liabilities the indemnifying party may be subject to pursuant to the law. No indemnifying party will be liable to the indemnified party under this Agreement to the extent, but only to the extent that a loss, claim, damage or liability is attributable to the indemnified party’s breach of any of the representations, warranties or covenants made by such party in this Agreement or in the other Transaction Documents.

ARTICLE VII
MISCELLANEOUS
                7.1.    Short Sales.   The Purchaser covenants that neither it nor any affiliate acting on its behalf or pursuant to any understanding with it will pledge, hypothecate, loan or execute any “short sales,” as such term is defined in Rule 200 of Regulation SHO under the Exchange Act, or other hedging transactions with broker-dealers or other financial institutions that may, in turn, engage in “short sales” of the Common Stock, during the twelve (12) month period prior to conversion of the Debenture.

                7.2.    Fees and Expenses.   Except as otherwise set forth in this Agreement and the other Transaction Documents, each party shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement; provided that the Company shall pay all actual, reasonable and necessary attorneys’ fees and expenses (including disbursements and out-of-pocket expenses) incurred by the Purchaser in connection with (i) the preparation, negotiation, execution and delivery of this Agreement and the other Transaction Documents and the transactions contemplated thereunder, which payment shall not exceed $20,000 and shall be made at the Closing, and (ii) any amendments, modifications or waivers of this Agreement or any of the other Transaction Documents. The Company shall also pay all reasonable fees and expenses incurred by the Purchaser in connection with the enforcement of this Agreement or any of the other Transaction Documents, including, without limitation, all reasonable attorneys’ fees and expenses.

                7.3.    Specific Performance; Consent to Jurisdiction; Venue.

                (a)     The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the other Transaction Documents were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement or the other Transaction Documents and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

                (b)     The parties agree that venue for any dispute arising under this Agreement will lie exclusively in the state or federal courts located in California, and the parties irrevocably waive any right to raise forum non conveniens or any other argument that California is not the proper venue. The parties irrevocably consent to personal jurisdiction in the state and federal courts of the State of California. The Company and the Purchaser consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 7.3 shall affect or limit any right to serve process in any other manner permitted by law. The Company and the Purchaser hereby agree that the prevailing party in any suit, action or proceeding arising out of or relating to the Securities, this Agreement or the other Transaction Documents, shall be entitled to reimbursement for reasonable legal fees from the non-prevailing party. The parties hereby waive all rights to a trial by jury.

                7.4.    Entire Agreement; Amendment.   This Agreement and the Transaction Documents contain the entire understanding and agreement of the parties with respect to the matters covered hereby and, except as specifically set forth herein or in the other Transaction Documents, neither the Company nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters, and they supersede all prior understandings and agreements with respect to said subject matter, all of which are merged herein. No provision of this Agreement may be waived or amended other than by a written instrument signed by the Company and the Purchaser. Any amendment or waiver effected in accordance with this Section 7.4 shall be binding upon the Purchaser (and its permitted assigns) and the Company.

                7.5.    Notices.   Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the third business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Company:	Electro Energy, Inc. 30 Shelter Rock Road Danbury, Connecticut 06810 Attention: President Tel. No.: (203) 797-2699 Fax No.: (203) 797-2697

with copies (which copies shall not constitute notice to the Company) to:	Lev & Berlin, P.C. 200 Connecticut Avenue, 5th Floor Norwalk, Connecticut 06854-1940 Attention: Duane L. Berlin, Esq. Tel. No.: (203) 838-8500 Fax No.: (203) 854-1652

If to the Purchaser:	The Quercus Trust 1835 Newport BlvdA109-PMB 467 Costa Mesa, California 92627 Attn: Mr. David Gelbaum, Trustee

with copies (which copies shall not constitute notice to the Purchaser) to:	Greenberg Glusker 1900 Avenue of ths Stars 21st Floor Los Angeles, California 90067

        Any party hereto may from time to time change its address for notices by giving written notice of such changed address to the other party hereto pursuant to the provisions of this Section 7.5.

                7.6.    Waivers.   No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

                7.7.    Headings.   The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.

                7.8.    Successors and Assigns.   This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. After the Closing, the assignment by a party to this Agreement of any rights hereunder shall not affect the obligations of such party under this Agreement. Subject to Section 5.1 hereof, the Purchaser may assign the Securities and its rights under this Agreement and the other Transaction Documents and any other rights hereto and thereto without the consent of the Company.

                7.9.    No Third Party Beneficiaries.   Except as contemplated by Article VI hereof, this Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

                7.10.    Governing Law.   This Agreement shall be governed by and construed in accordance with the internal laws of the State of California, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction. This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

                7.11.    Survival.   The representations and warranties of the Company and the Purchaser shall survive the execution and delivery hereof and the Closing hereunder.

                7.12.    Counterparts.   This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.

                7.13.    Publicity.   The Company agrees that it will not disclose, and will not include in any public announcement, the name of the Purchaser without the consent of the Purchaser, which consent shall not be unreasonably withheld or delayed, or unless and until such disclosure is required by law, rule or applicable regulation, including without limitation any disclosure pursuant to the Registration Statement, and then only to the extent of such requirement.

                7.14.    Severability.   The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

                7.15.    Further Assurances.   From and after the date of this Agreement, upon the request of the Purchaser or the Company, the Company and the Purchaser shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement and the other Transaction Documents.

        IN WITNESS WHEREOF, the parties hereto have caused this Warrant Purchase Agreement to be duly executed by their respective authorized officers as of the date first above written.

ELECTRO ENERGY, INC.

By:	/s/ Timothy E. Coyne
Timothy E. Coyne Chief Financial Officer

THE QUERCUS TRUSTT

By:	/s/ David Gelbaum
David Gelbaum Trustee

EXHIBIT A
(The Warrant)

WARRANT TO PURCHASE COMMON STOCK
VOID AFTER 5:00 P.M., EASTERN TIME,
ON THE EXPIRATION DATE

[DATE]

THIS WARRANT AND ANY SHARES ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR WITHOUT DELIVERING AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                FOR VALUE RECEIVED, Electro Energy, Inc., a Florida corporation (the “Company”), hereby agrees to sell upon the terms and on the conditions hereinafter set forth, at any time commencing on the date hereof but no later than 5:00 p.m., Eastern Time, on _____________ (the “Expiration Date”), to The Quercus Trust, or its registered assigns (the “Holder”), under the terms as hereinafter set forth, up to ______________________ (___________) fully-paid and non-assessable shares of the Company’s Common Stock, par value $.001 per share (the “Common Stock”), at a purchase price per share of $2.75 (the “Warrant Price”), pursuant to the terms and conditions set forth in this warrant (this “Warrant”). The number of shares of Common Stock issued upon exercise of this Warrant (“Warrant Shares”) and the Warrant Price are subject to adjustment in certain events as hereinafter set forth.

                This Warrant is issued pursuant to that certain Warrant Purchase Agreement, dated as of even date herewith (the “Purchase Agreement”), between the Company and the Holder. Capitalized terms not otherwise defined herein are defined as set forth in the Purchase Agreement.

        1.    Exercise of Warrant.

                (a)     The Holder may exercise this Warrant according to the terms and conditions set forth herein by delivering to the Company, at the address set forth in Section 10 prior to 5:00 p.m., Eastern Time, on the Expiration Date (i) this Warrant, (ii) the Subscription Form attached hereto as Exhibit A (the “Subscription Form”) (having then been duly executed by the Holder) and (iii) cash, a certified check or a bank draft in payment of the purchase price, in lawful money of the United States of America, for the number of Warrant Shares specified in the Subscription Form.

                (b)     This Warrant may be exercised in whole or in part so long as any exercise in part hereof would not involve the issuance of fractional Warrant Shares. If exercised in part, the Company shall deliver to the Holder a new Warrant, identical in form to this Warrant, in the name of the Holder, evidencing the right to purchase the number of Warrant Shares as to which this Warrant has not been exercised, which new Warrant shall be signed by the Chief Executive Officer or President of the Company. The term Warrant as used herein shall include any subsequent Warrant issued as provided herein.

                (c)     No fractional Warrant Shares or scrip representing fractional Warrant Shares shall be issued upon the exercise of this Warrant, but the number of shares issuable shall be rounded to the nearest whole share

                (d)     In the event of any exercise of the rights represented by this Warrant, a certificate or certificates for Warrant Shares so purchased, registered in the name of the Holder on the stock transfer books of the Company, shall be delivered to the Holder within a reasonable time after such rights shall have been so exercised. The person or entity in whose name any certificate for Warrant Shares is issued upon exercise of the rights represented by this Warrant shall for all purposes be deemed to have become the holder of record of such Warrant Shares immediately prior to the close of business on the date on which the Warrant was surrendered and payment of the Warrant Price and any applicable taxes was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the opening of business on the next succeeding date on which the Company’s stock transfer books are open. Except as provided in Section 4 hereof, the Company shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Warrant Shares on exercise of this Warrant.

                (e)     Notwithstanding the foregoing, the Holder may not convert this Warrant to the extent that the aggregate number of shares issuable upon such exercise or conversion when combined with any penalty shares issued pursuant to the Registration Rights Agreement between the Company and the original Holder of even date herewith will exceed 19.9% of the total number of shares of Common Stock outstanding immediately prior to the issuance date of this Warrant, until the Company’s stockholders have approved the transactions described herein in accordance with the rules of the Company’s Principal Trading Market. The Company shall use its best efforts to obtain stockholder approval as promptly as possible after the issuance date of this Warrant, but in no event later than October 31, 2008.

        2.    Disposition of Warrant Shares and Warrant.

                (a)     The Holder hereby acknowledges that: (i) this Warrant and any Warrant Shares purchased pursuant hereto are not being registered (A) under the Securities Act of 1933 (the “Securities Act”) on the ground that the issuance of this Warrant is exempt from registration under Section 4(2) of the Securities Act as not involving any public offering, or (B) under any applicable state securities law because the issuance of this Warrant does not involve any public offering; and (ii) that the Company’s reliance on the registration exemption under Section 4(2) of the Securities Act and under applicable state securities laws is predicated in part on the representations hereby made to the Company by the Holder. The Holder represents and warrants that it is acquiring this Warrant and will acquire Warrant Shares for investment for its own account, with no present intention of dividing its participation with others or reselling or otherwise distributing this Warrant or Warrant Shares.

                (b)     The Holder hereby agrees that it will not sell, transfer, pledge or otherwise dispose of (collectively, “Transfer”) all or any part of this Warrant and/or Warrant Shares unless and until it shall have first have given notice to the Company describing such Transfer and furnished to the Company (i) unless a registration statement is in effect with respect to the Warrant and/or the Warrant Shares, or unless the Warrant and/or the Warrant Shares are being sold pursuant to Rule 144 promulgated under the Securities Act, a statement from the transferee, whereby the transferee represents and warrants that it is acquiring this Warrant and will acquire Warrant Shares, as applicable, for investment for its own account, with no present intention of dividing its participation with others or reselling or otherwise distributing this Warrant or Warrant Shares, as applicable, and either (ii) an opinion, reasonably satisfactory to counsel for the Company, of counsel (skilled in securities matters, selected by the Holder and reasonably satisfactory to the Company) to the effect that the proposed Transfer may be made without registration under the Securities Act and without registration or qualification under any state law, or (iii) an interpretative letter from the U.S. Securities and Exchange Commission to the effect that no enforcement action will be recommended if the proposed sale or transfer is made without registration under the Securities Act.

                (c)     If, at the time of issuance of Warrant Shares, no registration statement is in effect with respect to such shares under applicable provisions of the Securities Act, the Company may, at its election, require that (i) the Holder provide written reconfirmation of the Holder’s investment intent to the Company, and (ii) any stock certificate evidencing Warrant Shares shall bear legends reading substantially as follows:

“THE SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THE WARRANT PURSUANT TO WHICH THESE SHARES WERE PURCHASED FROM THE COMPANY. COPIES OF SUCH RESTRICTIONS ARE ON FILE AT THE PRINCIPAL OFFICES OF THE COMPANY. NO TRANSFER OF SUCH SHARES OR OF THIS CERTIFICATE (OR OF ANY SHARES OR OTHER SECURITIES (OR CERTIFICATES THEREFOR) ISSUED IN EXCHANGE FOR OR IN RESPECT OF SUCH SHARES) SHALL BE EFFECTIVE UNLESS AND UNTIL THE TERMS AND CONDITIONS SET FORTH IN THE WARRANT HAVE BEEN COMPLIED WITH.”

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THIS CERTIFICATE THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.”

In addition, so long as the foregoing legend may remain on any stock certificate evidencing Warrant Shares, the Company may maintain appropriate “stop transfer” orders with respect to such certificates and the shares represented thereby on its books and records and with those to whom it may delegate registrar and transfer functions.

The Company shall remove such legend upon request of the Holder at such time as the Holder is eligible to transfer the Warrant Shares under Rule 144.

        3.    Reservation of Shares.   The Company hereby agrees that at all times there shall be reserved for issuance upon the exercise of this Warrant such number of shares of the Common Stock as shall be required for issuance upon exercise of this Warrant. The Company further agrees that all Warrant Shares will be duly authorized and will, upon issuance and payment of the exercise price therefor, be validly issued, fully paid and non-assessable, free from all taxes, liens, charges and encumbrances with respect to the issuance thereof, other than taxes, if any, in respect of any transfer occurring contemporaneously with such issuance and other than transfer restrictions imposed by federal and state securities laws. Upon the issuance of this Warrant, the Company shall have sufficient authorized shares of Common Stock to exercise the portion permitted to be exercised at such time.

        4.    Exchange, Transfer or Assignment of Warrant.   Subject to Section 2, this Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other Warrants of the Company (“Warrants”) of different denominations, entitling the Holder or Holders thereof to purchase in the aggregate the same number of Warrant Shares purchasable hereunder. Subject to Section 2, upon surrender of this Warrant to the Company or at the office of its stock transfer agent, if any, with the Assignment Form attached hereto as Exhibit B (the “Assignment Form”) duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in the Assignment Form and this Warrant shall promptly be canceled. Subject to Section 2, this Warrant may be divided or combined with other Warrants that carry the same rights upon presentation hereof at the office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof.

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        5.    Capital Adjustments.   This Warrant is subject to the following further provisions:

                (a)    Recapitalization, Reclassification and Succession.   If any recapitalization of the Company or reclassification of its Common Stock or any merger or consolidation of the Company into or with a corporation or other business entity, or the sale or transfer of all or substantially all of the Company’s assets or of any successor corporation’s assets to any other corporation or business entity (any such corporation or other business entity being included within the meaning of the term “successor corporation”) shall be effected, at any time while this Warrant remains outstanding and unexpired, then, as a condition of such recapitalization, reclassification, merger, consolidation, sale or transfer, lawful and adequate provision shall be made whereby the Holder of this Warrant thereafter shall have the right to receive upon the exercise hereof as provided in Section 1 and in lieu of the Warrant Shares immediately theretofore issuable upon the exercise of this Warrant, such shares of capital stock, securities or other property as may be issued or payable with respect to or in exchange for the number of outstanding shares of Common Stock equal to the number of Warrant Shares immediately theretofore issuable upon the exercise of this Warrant had such recapitalization, reclassification, merger, consolidation, sale or transfer not taken place, and in each such case, the terms of this Warrant shall be applicable to the shares of stock or other securities or property receivable upon the exercise of this Warrant after such consummation.

                (b)    Subdivision or Combination of Shares.   If the Company at any time while this Warrant remains outstanding and unexpired shall subdivide or combine its Common Stock, the number of Warrant Shares purchasable upon exercise of this Warrant shall be proportionately adjusted.

                (c)    Stock Dividends and Distributions.   If the Company at any time while this Warrant is outstanding and unexpired shall issue or pay the holders of its Common Stock, or take a record of the holders of its Common Stock for the purpose of entitling them to receive, a dividend payable in, or other distribution of, Common Stock, then the number of Warrant Shares purchasable upon exercise of this Warrant shall be adjusted to the number of shares of Common Stock that Holder would have owned immediately following such action had this Warrant been exercised immediately prior thereto.

                (d)    Exercise Price Adjustment.   (i) If, prior to exercise of this Warrant, the Company has issued, or shall be deemed to have issued, Additional Shares of Common Stock (as defined below) for a consideration per share of less than the Warrant Price, then the Warrant Price will be adjusted to the consideration per share paid; provided, however, in no event shall the Warrant Price be less than $1.25 per share.

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                       (ii)     As used herein, “Additional Shares” shall mean all shares of Common Stock, or any stock options, warrants, convertible securities or other rights to purchase or acquire shares of Common Stock, issued or deemed to be issued by the Company after the date hereof; provided, however, that issuances or deemed issuances (A) described in subsections (a), (b) or (c) of this Section 5, (B) of Common Stock or options or warrants to purchase Common Stock issued to officers, directors or employees of or consultants to the Company pursuant to any compensation agreement, plan or arrangement, or the issuance of Common Stock upon the exercise of any such options or warrants and (C) of Common Stock upon the conversion of the Debenture issued pursuant to that certain Debenture and Warrant Purchase Agreement dated December 7, 2007 between the Company and The Quercus Trust, shall not be deemed issuances of Additional Shares of Common Stock.

                (e)    Price Adjustments.   Whenever the number of Warrant Shares purchasable upon exercise of this Warrant is adjusted pursuant to Sections 5(a), 5(b) or 5(c), the then applicable Warrant Price shall be proportionately adjusted.

                (f)    Certain Shares Excluded.   The number of shares of Common Stock outstanding at any given time for purposes of the adjustments set forth in this Section 5 shall exclude any shares then directly or indirectly held in the treasury of the Company.

                (g)    Deferral and Cumulation of De Minimis Adjustments.   The Company shall not be required to make any adjustment pursuant to this Section 5 if the amount of such adjustment would be less than one percent (1%) of the Warrant Price in effect immediately before the event that would otherwise have given rise to such adjustment. In such case, however, any adjustment that would otherwise have been required to be made shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to not less than one percent (1%) of the Warrant Price in effect immediately before the event giving rise to such next subsequent adjustment. All calculations under this Section 5 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be, but in no event shall the Company be obligated to issue fractional Warrant Shares or fractional portions of any securities upon the exercise of the Warrant.

                (h)    Duration of Adjustment.   Following each computation or readjustment as provided in this Section 5, the new adjusted Warrant Price and number of Warrant Shares purchasable upon exercise of this Warrant shall remain in effect until a further computation or readjustment thereof is required.

        6.    Notice to Holders.

                (a)    Notice of Record Date.   In case:

                       (i)      the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time receivable upon the exercise of this Warrant) for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right;

                       (ii)     of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation with or merger of the Company into another corporation, or any conveyance of all or substantially all of the assets of the Company to another corporation; or

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                       (iii)    of any voluntary dissolution, liquidation or winding-up of the Company;

then, and in each such case, the Company will mail or cause to be mailed to the Holder hereof at the time outstanding a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up is to take place, and the time, if any, is to be fixed, as of which the holders of record of Common Stock (or such stock or securities at the time receivable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution or winding-up. Such notice shall be mailed at least ten (10) calendar days prior to the record date therein specified, or if no record date shall have been specified therein, at least ten (10) days prior to such specified date.

                (b)    Certificate of Adjustment.   Whenever any adjustment shall be made pursuant to Section 5 hereof, the Company shall promptly make available and have on file for inspection a certificate signed by its Chairman, Chief Executive Officer, President or a Vice President, setting forth in reasonable detail the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Warrant Price and number of Warrant Shares purchasable upon exercise of this Warrant after giving effect to such adjustment.

        7.    Loss, Theft, Destruction or Mutilation.   Upon receipt by the Company of evidence satisfactory to it, in the exercise of its reasonable discretion, of the ownership and the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Company and, in the case of mutilation, upon surrender and cancellation thereof, the Company will execute and deliver in lieu thereof, without expense to the Holder, a new Warrant of like tenor dated the date hereof.

        8.    Warrant Holder Not a Stockholder.   The Holder of this Warrant, as such, shall not be entitled by reason of this Warrant to any rights whatsoever as a stockholder of the Company, including but not limited to voting rights.

        9.    Registration Rights.   The Warrant Shares will be accorded the registration rights under the Securities Act set forth in that certain Registration Rights Agreement of even date herewith between the Company and the original Holder pursuant to which this Warrant was originally issued.

        10.    Notices.   Any notice provided for in this Warrant must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested), or sent by reputable overnight courier service (charges prepaid) to the recipient at the address below indicated:

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If to the Company:

Electro Energy, Inc. 30 Shelter Rock Road Danbury, Connecticut 06810 Attention: President

With a copy to:

Duane L. Berlin, Esq. Lev & Berlin, P.C. 200 Connecticut Avenue, 5th Floor Norwalk, Connecticut 06854

If to the Holder:

To the address of such Holder set forth on the books and records of the Company.
                    or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Warrant will be deemed to have been given (a) if personally delivered, upon such delivery, (b) if mailed, five days after deposit in the U.S. mail, or (c) if sent by reputable overnight courier service, one business day after such service acknowledges receipt of the notice.

        11.    Choice of Law.   THIS WARRANT IS ISSUED UNDER AND SHALL FOR ALL PURPOSES BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAW RULES.

        12.    Submission to Jurisdiction: Waiver of Jury Trial.   THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) HEREBY SUBMITS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF DELAWARE, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS WARRANT AND AGREES THAT ALL CLAIMS IN RESPECT OF THE ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT. THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) ALSO AGREE NOT TO BRING ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS WARRANT IN ANY OTHER COURT. THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) HEREBY WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT AND WAIVES ANY BOND, SURETY, OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO. THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS WARRANT OR THE TRANSACTIONS CONTEMPLATED BY THIS WARRANT. THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO DELIVER OR ACCEPT, AS THE CASE MAY BE, THIS WARRANT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

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        IN WITNESS WHEREOF, the Company has duly caused this Warrant to be signed on its behalf, in its corporate name and by a duly authorized officer, as of the date first written above.

ELECTRO ENERGY, INC.

By:	_____________________________
Name: Title:

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EXHIBIT A
SUBSCRIPTION FORM
Electro Energy, Inc.
30 Shelter Rock Road
Danbury, Connecticut 06810
Attention: President

The undersigned hereby (1) irrevocably elects to exercise his, her or its rights to purchase ____________ shares of the common stock, par value $.001 per share (“Common Stock”), of Electro Energy, Inc., a Florida corporation, covered by the attached Warrant, (2) makes payment in full of the purchase price therefore by enclosure of cash, a certified check or bank draft, (3) requests that certificates for such shares of Common Stock be issued in the name of:

(Please print the Warrant holder’s name, address and Social Security/Tax Identification Number)

________________________________________________

________________________________________________

________________________________________________

and (4) if such number of shares of Common Stock shall not be all the shares receivable upon exercise of the attached Warrant, requests that a new Warrant for the balance of the shares covered by the attached Warrant be registered in the name of, and delivered to:

(Please print name, address and Social Security/Tax Identification Number)

________________________________________________

________________________________________________

________________________________________________

In lieu of receipt of a fractional share of Common Stock, the undersigned will receive a check representing payment therefor.

Dated: _____________________	_________________________________ PRINT WARRANT HOLDER NAME

_________________________________ Name: Title:
Witness:

_______________________

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EXHIBIT B
ASSIGNMENT FORM
Electro Energy, Inc.
30 Shelter Rock Road
Danbury, Connecticut 06810
Attention: President

FOR VALUE RECEIVED, ____________________________ hereby sells, assigns and transfers unto

(Please print assignee’s name, address and Social Security/Tax Identification Number)

________________________________________________

________________________________________________

________________________________________________

the right to purchase shares of common stock, par value $.001 per share, of Electro Energy, Inc., a Florida corporation (the “Company”), represented by this Warrant to the extent of shares as to which such right is exercisable and does hereby irrevocably constitute and appoint ____________________________, Attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Dated: _____________________	_________________________________ PRINT WARRANT HOLDER NAME

_________________________________ Name: Title:
Witness:

_______________________

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Schedule 2.1(a): Capitalization

Electro Energy Inc.
Capitalization Table

	Shares	Conversion	Common Shares		Shares	%
Shares outstanding at 6/24/08			29,982,312	Quercus	75,395,313	59.83%
Anticipated issuance 7/1/08 for interest payment			701,199	All others	50,629,470	40.17%

Anticipated shares outstanding July 10, 2008			30,683,511		126,024,783

Common stock
Quercus			1,851,714
All others			28,831,797

Anticipated shares outstanding July 10, 2008			30,683,511

Series A Convertible Preferred	110	40	4,400

Series B Convertible Preferred	5,401	(A)	3,367,971

Warrants
Quercus			32,727,273
All others			15,286,484

Stock options outstanding			3,138,818

Quercus 10% Note		(B)	40,816,327

Fully diluted shares			126,024,783

(A) Conversion at 70% of 10 day VWAP. Assume 70% of 6/24/08 closing price of $0.63.
Number of Series B shares		5,401
Liquidation value per share		$275

Total liquidation value		$1,485,275
Share price at 6/24/08	$0.63
Conversion ratio	70.00%
Conversion price		$0.44

Shares		3,367,971

(B) Conversion at 70% of 10 day VWAP. Assume 70% of 6/24/08 closing price of $0.63.
Amount outstanding		$18,000,000
Share price at 6/24/08	$0.63
Conversion ratio	70.00%
Conversion price		$0.44

Shares		40,816,327

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Exhibit C

ELECTRO ENERGY, INC.
Warrant No. N08-1

WARRANT TO PURCHASE COMMON STOCK
VOID AFTER 5:00 P.M., EASTERN TIME,
ON THE EXPIRATION DATE

July 23, 2008

THIS WARRANT AND ANY SHARES ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR WITHOUT DELIVERING AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                FOR VALUE RECEIVED, Electro Energy, Inc., a Florida corporation (the “Company”), hereby agrees to sell upon the terms and on the conditions hereinafter set forth, at any time commencing on the date hereof but no later than 5:00 p.m., Eastern Time, on July 22, 2011 (the “Expiration Date”), to The Quercus Trust, or its registered assigns (the “Holder”), under the terms as hereinafter set forth, up to One Million Eight Hundred Seventy-Five Thousand (1,875,000) fully-paid and non-assessable shares of the Company’s Common Stock, par value $.001 per share (the “Common Stock”), at a purchase price per share of $2.75 (the “Warrant Price”), pursuant to the terms and conditions set forth in this warrant (this “Warrant”). The number of shares of Common Stock issued upon exercise of this Warrant (“Warrant Shares”) and the Warrant Price are subject to adjustment in certain events as hereinafter set forth.

                This Warrant is issued pursuant to that certain Warrant Purchase Agreement, dated as of even date herewith (the “Purchase Agreement”), between the Company and the Holder. Capitalized terms not otherwise defined herein are defined as set forth in the Purchase Agreement.

        1.    Exercise of Warrant.

                (a)     The Holder may exercise this Warrant according to the terms and conditions set forth herein by delivering to the Company, at the address set forth in Section 10 prior to 5:00 p.m., Eastern Time, on the Expiration Date (i) this Warrant, (ii) the Subscription Form attached hereto as Exhibit A (the “Subscription Form”) (having then been duly executed by the Holder) and (iii) cash, a certified check or a bank draft in payment of the purchase price, in lawful money of the United States of America, for the number of Warrant Shares specified in the Subscription Form.

                (b)     This Warrant may be exercised in whole or in part so long as any exercise in part hereof would not involve the issuance of fractional Warrant Shares. If exercised in part, the Company shall deliver to the Holder a new Warrant, identical in form to this Warrant, in the name of the Holder, evidencing the right to purchase the number of Warrant Shares as to which this Warrant has not been exercised, which new Warrant shall be signed by the Chief Executive Officer or President of the Company. The term Warrant as used herein shall include any subsequent Warrant issued as provided herein.

                (c)     No fractional Warrant Shares or scrip representing fractional Warrant Shares shall be issued upon the exercise of this Warrant, but the number of shares issuable shall be rounded to the nearest whole share

                (d)     In the event of any exercise of the rights represented by this Warrant, a certificate or certificates for Warrant Shares so purchased, registered in the name of the Holder on the stock transfer books of the Company, shall be delivered to the Holder within a reasonable time after such rights shall have been so exercised. The person or entity in whose name any certificate for Warrant Shares is issued upon exercise of the rights represented by this Warrant shall for all purposes be deemed to have become the holder of record of such Warrant Shares immediately prior to the close of business on the date on which the Warrant was surrendered and payment of the Warrant Price and any applicable taxes was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the opening of business on the next succeeding date on which the Company’s stock transfer books are open. Except as provided in Section 4 hereof, the Company shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Warrant Shares on exercise of this Warrant.

                (e)     Notwithstanding the foregoing, the Holder may not convert this Warrant to the extent that the aggregate number of shares issuable upon such exercise or conversion when combined with any penalty shares issued pursuant to the Registration Rights Agreement between the Company and the original Holder of even date herewith will exceed 19.9% of the total number of shares of Common Stock outstanding immediately prior to the issuance date of this Warrant, until the Company’s stockholders have approved the transactions described herein in accordance with the rules of the Company’s Principal Trading Market. The Company shall use its best efforts to obtain stockholder approval as promptly as possible after the issuance date of this Warrant, but in no event later than October 31, 2008.

        2.    Disposition of Warrant Shares and Warrant.

                (a)     The Holder hereby acknowledges that: (i) this Warrant and any Warrant Shares purchased pursuant hereto are not being registered (A) under the Securities Act of 1933 (the “Securities Act”) on the ground that the issuance of this Warrant is exempt from registration under Section 4(2) of the Securities Act as not involving any public offering, or (B) under any applicable state securities law because the issuance of this Warrant does not involve any public offering; and (ii) that the Company’s reliance on the registration exemption under Section 4(2) of the Securities Act and under applicable state securities laws is predicated in part on the representations hereby made to the Company by the Holder. The Holder represents and warrants that it is acquiring this Warrant and will acquire Warrant Shares for investment for its own account, with no present intention of dividing its participation with others or reselling or otherwise distributing this Warrant or Warrant Shares.

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                (b)     The Holder hereby agrees that it will not sell, transfer, pledge or otherwise dispose of (collectively, “Transfer”) all or any part of this Warrant and/or Warrant Shares unless and until it shall have first have given notice to the Company describing such Transfer and furnished to the Company (i) unless a registration statement is in effect with respect to the Warrant and/or the Warrant Shares, or unless the Warrant and/or the Warrant Shares are being sold pursuant to Rule 144 promulgated under the Securities Act, a statement from the transferee, whereby the transferee represents and warrants that it is acquiring this Warrant and will acquire Warrant Shares, as applicable, for investment for its own account, with no present intention of dividing its participation with others or reselling or otherwise distributing this Warrant or Warrant Shares, as applicable, and either (ii) an opinion, reasonably satisfactory to counsel for the Company, of counsel (skilled in securities matters, selected by the Holder and reasonably satisfactory to the Company) to the effect that the proposed Transfer may be made without registration under the Securities Act and without registration or qualification under any state law, or (iii) an interpretative letter from the U.S. Securities and Exchange Commission to the effect that no enforcement action will be recommended if the proposed sale or transfer is made without registration under the Securities Act.

                (c)     If, at the time of issuance of Warrant Shares, no registration statement is in effect with respect to such shares under applicable provisions of the Securities Act, the Company may, at its election, require that (i) the Holder provide written reconfirmation of the Holder’s investment intent to the Company, and (ii) any stock certificate evidencing Warrant Shares shall bear legends reading substantially as follows:

“THE SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THE WARRANT PURSUANT TO WHICH THESE SHARES WERE PURCHASED FROM THE COMPANY. COPIES OF SUCH RESTRICTIONS ARE ON FILE AT THE PRINCIPAL OFFICES OF THE COMPANY. NO TRANSFER OF SUCH SHARES OR OF THIS CERTIFICATE (OR OF ANY SHARES OR OTHER SECURITIES (OR CERTIFICATES THEREFOR) ISSUED IN EXCHANGE FOR OR IN RESPECT OF SUCH SHARES) SHALL BE EFFECTIVE UNLESS AND UNTIL THE TERMS AND CONDITIONS SET FORTH IN THE WARRANT HAVE BEEN COMPLIED WITH.”

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“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THIS CERTIFICATE THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.”

In addition, so long as the foregoing legend may remain on any stock certificate evidencing Warrant Shares, the Company may maintain appropriate “stop transfer” orders with respect to such certificates and the shares represented thereby on its books and records and with those to whom it may delegate registrar and transfer functions.

The Company shall remove such legend upon request of the Holder at such time as the Holder is eligible to transfer the Warrant Shares under Rule 144.

                3.    Reservation of Shares.   The Company hereby agrees that at all times there shall be reserved for issuance upon the exercise of this Warrant such number of shares of the Common Stock as shall be required for issuance upon exercise of this Warrant. The Company further agrees that all Warrant Shares will be duly authorized and will, upon issuance and payment of the exercise price therefor, be validly issued, fully paid and non-assessable, free from all taxes, liens, charges and encumbrances with respect to the issuance thereof, other than taxes, if any, in respect of any transfer occurring contemporaneously with such issuance and other than transfer restrictions imposed by federal and state securities laws. Upon the issuance of this Warrant, the Company shall have sufficient authorized shares of Common Stock to exercise the portion permitted to be exercised at such time.

                4.    Exchange, Transfer or Assignment of Warrant.   Subject to Section 2, this Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other Warrants of the Company (“Warrants”) of different denominations, entitling the Holder or Holders thereof to purchase in the aggregate the same number of Warrant Shares purchasable hereunder. Subject to Section 2, upon surrender of this Warrant to the Company or at the office of its stock transfer agent, if any, with the Assignment Form attached hereto as Exhibit B (the “Assignment Form”) duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in the Assignment Form and this Warrant shall promptly be canceled. Subject to Section 2, this Warrant may be divided or combined with other Warrants that carry the same rights upon presentation hereof at the office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof.

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        5.    Capital Adjustments.   This Warrant is subject to the following further provisions:

                (a)    Recapitalization, Reclassification and Succession.   If any recapitalization of the Company or reclassification of its Common Stock or any merger or consolidation of the Company into or with a corporation or other business entity, or the sale or transfer of all or substantially all of the Company’s assets or of any successor corporation’s assets to any other corporation or business entity (any such corporation or other business entity being included within the meaning of the term “successor corporation”) shall be effected, at any time while this Warrant remains outstanding and unexpired, then, as a condition of such recapitalization, reclassification, merger, consolidation, sale or transfer, lawful and adequate provision shall be made whereby the Holder of this Warrant thereafter shall have the right to receive upon the exercise hereof as provided in Section 1 and in lieu of the Warrant Shares immediately theretofore issuable upon the exercise of this Warrant, such shares of capital stock, securities or other property as may be issued or payable with respect to or in exchange for the number of outstanding shares of Common Stock equal to the number of Warrant Shares immediately theretofore issuable upon the exercise of this Warrant had such recapitalization, reclassification, merger, consolidation, sale or transfer not taken place, and in each such case, the terms of this Warrant shall be applicable to the shares of stock or other securities or property receivable upon the exercise of this Warrant after such consummation.

                (b)    Subdivision or Combination of Shares.   If the Company at any time while this Warrant remains outstanding and unexpired shall subdivide or combine its Common Stock, the number of Warrant Shares purchasable upon exercise of this Warrant shall be proportionately adjusted.

                (c)    Stock Dividends and Distributions.   If the Company at any time while this Warrant is outstanding and unexpired shall issue or pay the holders of its Common Stock, or take a record of the holders of its Common Stock for the purpose of entitling them to receive, a dividend payable in, or other distribution of, Common Stock, then the number of Warrant Shares purchasable upon exercise of this Warrant shall be adjusted to the number of shares of Common Stock that Holder would have owned immediately following such action had this Warrant been exercised immediately prior thereto.

                (d)    Exercise Price Adjustment.   (i) If, prior to exercise of this Warrant, the Company has issued, or shall be deemed to have issued, Additional Shares of Common Stock (as defined below) for a consideration per share of less than the Warrant Price, then the Warrant Price will be adjusted to the consideration per share paid; provided, however, in no event shall the Warrant Price be less than $1.25 per share.

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                        (ii)     As used herein, “Additional Shares” shall mean all shares of Common Stock, or any stock options, warrants, convertible securities or other rights to purchase or acquire shares of Common Stock, issued or deemed to be issued by the Company after the date hereof; provided, however, that issuances or deemed issuances (A) described in subsections (a), (b) or (c) of this Section 5, (B) of Common Stock or options or warrants to purchase Common Stock issued to officers, directors or employees of or consultants to the Company pursuant to any compensation agreement, plan or arrangement, or the issuance of Common Stock upon the exercise of any such options or warrants and (C) of Common Stock upon the conversion of the Debenture issued pursuant to that certain Debenture and Warrant Purchase Agreement dated December 7, 2007 between the Company and The Quercus Trust, shall not be deemed issuances of Additional Shares of Common Stock.

                (e)    Price Adjustments.   Whenever the number of Warrant Shares purchasable upon exercise of this Warrant is adjusted pursuant to Sections 5(a), 5(b) or 5(c), the then applicable Warrant Price shall be proportionately adjusted.

                (f)    Certain Shares Excluded.   The number of shares of Common Stock outstanding at any given time for purposes of the adjustments set forth in this Section 5 shall exclude any shares then directly or indirectly held in the treasury of the Company.

                (g)    Deferral and Cumulation of De Minimis Adjustments.   The Company shall not be required to make any adjustment pursuant to this Section 5 if the amount of such adjustment would be less than one percent (1%) of the Warrant Price in effect immediately before the event that would otherwise have given rise to such adjustment. In such case, however, any adjustment that would otherwise have been required to be made shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to not less than one percent (1%) of the Warrant Price in effect immediately before the event giving rise to such next subsequent adjustment. All calculations under this Section 5 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be, but in no event shall the Company be obligated to issue fractional Warrant Shares or fractional portions of any securities upon the exercise of the Warrant.

                (h)    Duration of Adjustment.   Following each computation or readjustment as provided in this Section 5, the new adjusted Warrant Price and number of Warrant Shares purchasable upon exercise of this Warrant shall remain in effect until a further computation or readjustment thereof is required.

        6.    Notice to Holders.

                (a)    Notice of Record Date.   In case:

                        (i)      the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time receivable upon the exercise of this Warrant) for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right;

                        (ii)     of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation with or merger of the Company into another corporation, or any conveyance of all or substantially all of the assets of the Company to another corporation; or

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                        (iii)    of any voluntary dissolution, liquidation or winding-up of the Company;

then, and in each such case, the Company will mail or cause to be mailed to the Holder hereof at the time outstanding a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up is to take place, and the time, if any, is to be fixed, as of which the holders of record of Common Stock (or such stock or securities at the time receivable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution or winding-up. Such notice shall be mailed at least ten (10) calendar days prior to the record date therein specified, or if no record date shall have been specified therein, at least ten (10) days prior to such specified date.

                (b)    Certificate of Adjustment. Whenever any adjustment shall be made pursuant to Section 5 hereof, the Company shall promptly make available and have on file for inspection a certificate signed by its Chairman, Chief Executive Officer, President or a Vice President, setting forth in reasonable detail the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Warrant Price and number of Warrant Shares purchasable upon exercise of this Warrant after giving effect to such adjustment.

        7.    Loss, Theft, Destruction or Mutilation.   Upon receipt by the Company of evidence satisfactory to it, in the exercise of its reasonable discretion, of the ownership and the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Company and, in the case of mutilation, upon surrender and cancellation thereof, the Company will execute and deliver in lieu thereof, without expense to the Holder, a new Warrant of like tenor dated the date hereof.

        8.    Warrant Holder Not a Stockholder.   The Holder of this Warrant, as such, shall not be entitled by reason of this Warrant to any rights whatsoever as a stockholder of the Company, including but not limited to voting rights.

        9.    Registration Rights.   The Warrant Shares will be accorded the registration rights under the Securities Act set forth in that certain Registration Rights Agreement of even date herewith between the Company and the original Holder pursuant to which this Warrant was originally issued.

        10.    Notices.   Any notice provided for in this Warrant must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested), or sent by reputable overnight courier service (charges prepaid) to the recipient at the address below indicated:

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If to the Company:

Electro Energy, Inc. 30 Shelter Rock Road Danbury, Connecticut 06810 Attention: President

With a copy to:

Duane L. Berlin, Esq. Lev & Berlin, P.C. 200 Connecticut Avenue, 5th Floor Norwalk, Connecticut 06854

If to the Holder:

To the address of such Holder set forth on the books and records of the Company.
                    or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Warrant will be deemed to have been given (a) if personally delivered, upon such delivery, (b) if mailed, five days after deposit in the U.S. mail, or (c) if sent by reputable overnight courier service, one business day after such service acknowledges receipt of the notice.

        11.    Choice of Law.   THIS WARRANT IS ISSUED UNDER AND SHALL FOR ALL PURPOSES BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAW RULES.

        12.    Submission to Jurisdiction: Waiver of Jury Trial.   THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) HEREBY SUBMITS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF DELAWARE, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS WARRANT AND AGREES THAT ALL CLAIMS IN RESPECT OF THE ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT. THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) ALSO AGREE NOT TO BRING ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS WARRANT IN ANY OTHER COURT. THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) HEREBY WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT AND WAIVES ANY BOND, SURETY, OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO. THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS WARRANT OR THE TRANSACTIONS CONTEMPLATED BY THIS WARRANT. THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO DELIVER OR ACCEPT, AS THE CASE MAY BE, THIS WARRANT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

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        IN WITNESS WHEREOF, the Company has duly caused this Warrant to be signed on its behalf, in its corporate name and by a duly authorized officer, as of the date first written above.

ELECTRO ENERGY, INC.

By:	/s/ Timothy E. Coyne
Name: Timothy E. Coyne Title: Chief Financial Officer

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EXHIBIT A
SUBSCRIPTION FORM
Electro Energy, Inc.
30 Shelter Rock Road
Danbury, Connecticut 06810
Attention: President

The undersigned hereby (1) irrevocably elects to exercise his, her or its rights to purchase ____________ shares of the common stock, par value $.001 per share (“Common Stock”), of Electro Energy, Inc., a Florida corporation, covered by the attached Warrant, (2) makes payment in full of the purchase price therefore by enclosure of cash, a certified check or bank draft, (3) requests that certificates for such shares of Common Stock be issued in the name of:

(Please print the Warrant holder’s name, address and Social Security/Tax Identification Number)

________________________________________________

________________________________________________

________________________________________________

and (4) if such number of shares of Common Stock shall not be all the shares receivable upon exercise of the attached Warrant, requests that a new Warrant for the balance of the shares covered by the attached Warrant be registered in the name of, and delivered to:

(Please print name, address and Social Security/Tax Identification Number)

________________________________________________

________________________________________________

________________________________________________

In lieu of receipt of a fractional share of Common Stock, the undersigned will receive a check representing payment therefor.

Dated: _____________________	_________________________________ PRINT WARRANT HOLDER NAME

_________________________________ Name: Title:
Witness:

_______________________

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EXHIBIT B
ASSIGNMENT FORM
Electro Energy, Inc.
30 Shelter Rock Road
Danbury, Connecticut 06810
Attention: President

FOR VALUE RECEIVED, ____________________________ hereby sells, assigns and transfers unto

(Please print assignee’s name, address and Social Security/Tax Identification Number)

________________________________________________

________________________________________________

________________________________________________

the right to purchase shares of common stock, par value $.001 per share, of Electro Energy, Inc., a Florida corporation (the “Company”), represented by this Warrant to the extent of shares as to which such right is exercisable and does hereby irrevocably constitute and appoint ____________________________, Attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Dated: _____________________	_________________________________ PRINT WARRANT HOLDER NAME

_________________________________ Name: Title:
Witness:

_______________________

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Exhibit D

ELECTRO ENERGY, INC.
REGISTRATION RIGHTS AGREEMENT

        THIS REGISTRATION RIGHTS AGREEMENT, dated as of July 23, 2008 (this “Agreement”), is made by and between Electro Energy, Inc., a Florida corporation, with headquarters located at 30 Shelter Rock Road, Danbury, Connecticut 06810 (the “Company”), and The Quercus Trust (the “Purchaser”).

W I T N E S S E T H:
        WHEREAS, upon the terms and subject to the conditions of the Warrant Purchase Agreement, dated as of even date herewith, between the Company and the Purchaser (the “Purchase Agreement”) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement), the Company has agreed to issue and sell to the Purchaser a warrant (the “Warrant”) and an option to purchase an additional warrant (the “Additional Warrant”)(collectively, the “Transaction Warrants”);

        WHEREAS, the Company has agreed to issue the Warrant to the Purchaser and to grant an option to purchase the Additional Warrant, and the Transaction Warrants may be exercised for the purchase of shares of Common Stock (the “Registrible Securities”) upon the terms and conditions of the Warrant; and

        WHEREAS, in order to induce the Purchaser to execute and deliver the Purchase Agreement and the consideration called for therein, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”), with respect to the Registrable Securities (as defined below);

        NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

        1.    Definitions. As used in this Agreement, the following terms shall have the following meanings:

        (a)     “Closing Date” means the date of the final closing of the purchase and sale of the Warrant.

        (b)     “Effective Date” means the date the SEC declares a Registration Statement covering Registrable Securities and otherwise meeting the conditions contemplated hereby to be effective.

        (c)     “Principal Trading Market” shall mean the Nasdaq Capital Market or other national quotation system, The National Association of Securities Dealers Inc.‘s Over-The-Counter Bulletin Board, the Pink Sheets, or a national securities exchange.

        (d)     “Register,” “Registered,” and “Registration” refer to a registration effected by preparing and filing a Registration Statement or Statements in compliance with the Securities Act and pursuant to Rule 415 under the Securities Act or any successor rule providing for offering securities on a continuous basis (“Rule 415”), and the declaration or ordering of effectiveness of such Registration Statement by the United States Securities and Exchange Commission (the “SEC”).

        (e)     “Registrable Securities” means the shares of Common Stock that (i) are issuable upon exercise of the Transaction Warrants and (ii) may be issued as the Periodic Amount, as set forth in Section 2(b) herein, provided that all such shares shall cease to be Registrable Securities at such time as they have been sold under a Registration Statement or pursuant to Rule 144 under the Securities Act or otherwise or at such time as they are eligible to be sold pursuant to Rule 144 (without volume limitations).

        (f)     “Registration Statement” means a registration statement of the Company under the Securities Act covering Registrable Securities on Form S-3, if the Company is then eligible to file using such form, and if not eligible, on such other appropriate form.

        2.    Registration.

        (a)    Mandatory Registration. The Company shall prepare and file with the SEC, as soon as possible after the Closing Date but no later than ninety (90) days after the effective date of a registration statement that covers any portion of the remaining Registrable Securities, as that term is defined in that certain Registration Rights Agreement among the parties hereto, dated December 7, 2007 (the “2007 Registration Rights Agreement”) (the “Required Filing Date”), a Registration Statement registering for resale by the Purchaser a number of shares of Common Stock necessary for the Purchaser to sell the Registrable Securities, but, subject to Section 3 (Rule 415) hereinbelow, in no event less than that number of shares of Common Stock which would be issuable upon exercise of the Warrant and the Additional Warrant, if applicable, at its initial exercise price. The Registration Statement shall state that, in accordance with Rule 416 and 457 under the Securities Act, it also covers such indeterminate number of additional shares of Common Stock as may become issuable upon the exercise of the Warrant and the Additional Warrant, if applicable, to prevent dilution resulting from stock splits or stock dividends. The Company will use its reasonable best efforts to cause such Registration Statement to be declared effective. In addition, the Company shall promptly prepare and file with the SEC (i) such amendments (including post-effective amendments) and supplements to such Registration Statement or (ii) an additional Registration Statement in the event that the original Registration Statement does not cover all of the shares of Common Stock described above (including, without limitation, as a result of the exercise of the Transaction Warrants).

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        (b)    Payments by the Company.

                (i)      Subject to Section 3 below, if the Registration Statement covering the Registrable Securities is not filed with the SEC by the Required Filing Date, the Company will make payment to the Purchaser in such amounts and at such times as shall be determined pursuant to this Section 2(b).

                (ii)     If the Purchaser fails to respond to any SEC comment letter regarding any Registration Statement within thirty (30) calendar days of receipt (the “Required Response Date”), then the Company will make payments to the Purchaser in such amounts and at such times as shall be determined pursuant to this Section 2(b).

                (iii)    The amount (the “Periodic Amount”) to be paid by the Company to the Purchaser shall be determined as of each Computation Date (as defined below) and such Periodic Amount shall be equal to 2% of the outstanding principal amount of that certain 10% Senior Secured Convertible Debenture, issued to the Purchaser on December 7, 2007 (the “Debenture”), for the period from the date following each of the relevant Required Filing Date or the Required Response Date, as the case may be, to the first relevant Computation Date, and thereafter to each subsequent Computation Date (prorated on a daily basis if such period is less than thirty (30) days); provided, however, that such Periodic Amounts shall cease after six (6) months from the initial Computation Date. The parties acknowledge that the failure to comply on a timely basis with the provisions related to both the Required Filing Date and the Required Response Date would result in a maximum payment of twelve (12%) percent of the then outstanding principal amount of the Debenture.

                (iv)     Each Periodic Amount will be payable by the Company, and at the option of the Company, in cash or in shares of Common Stock (1) on the day after the Required Filing Date or the Required Response Date, as the case may be, and (2) each thirtieth day thereafter.

                (v)      The parties acknowledge that the damages which may be incurred by the Purchaser if the Registration Statement is not filed by the Required Filing Date or an SEC comment letter has not been responded to by a Required Response Date, may be difficult to ascertain. The parties agree that the Periodic Amounts represent a reasonable estimate on the part of the parties, as of the date of this Agreement, of the amount of such damages.

                (vi)     Notwithstanding the foregoing, the amounts payable by the Company pursuant to this provision shall not be payable to the extent any delay in the filing of the Registration Statement or any delay in filing a response to an SEC comment letter occurs because of an act of, or a failure to act or to act timely by the Purchaser or its counsel.

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                (vii)    “Computation Date” means (A) the date which is the earlier of (1) thirty (30) days after the Required Filing Date or Required Response Date, as the case may be, or (2) the date after the Required Filing Date on which the Registration Statement is filed (with respect to payments due as contemplated by Section 2(b)(i) hereof) or the date after the Required Response Date on which an SEC comment letter is responded to (with respect to payments due as contemplated by Section 2(b)(ii) hereof), as the case may be, and (B) each date which is the earlier of (1) thirty (30) days after the previous Computation Date or (2) the date after the previous Computation Date on which the Registration Statement is filed (with respect to payments due as contemplated by Section 2(b)(i) hereof) or an SEC comment letter is responded to (with respect to payments due as contemplated by Section 2(b)(ii) hereof), as the case may be.

        3.    Rule 415.

        (a)     Notwithstanding anything to the contrary contained in this Agreement, if the staff of the SEC (the “Staff”) or the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting a primary offering of securities by or on behalf of the Company, or in any other manner, such that the Staff or the SEC does not permit such Registration Statement to become effective and used for resales in a continuous at the market offering pursuant to Rule 415 under the Securities Act by the Purchaser (or as otherwise may be acceptable to the Purchaser) without being named therein as “underwriters” (a “Resale Registration Statement”), and the Company has used its reasonable efforts to contest such determination, then the Company shall have the right to reduce the number of Registrable Securities to be included in such Registration Statement by the Purchaser, to the extent that the Staff or the SEC shall permit such Registration Statement to become effective as a Resale Registration Statement. In making such reduction, the Company shall reduce the number of Registrable Securities to be included by all holders on a pro rata basis (based upon the number of Registrable Securities otherwise required to be included for each holder), unless the inclusion of Registrable Securities by a particular holder or a particular type of holders is the cause of the refusal by the Staff or the SEC to allow such Registration to become effective as a Resale Registration Statement, in which event the Registrable Securities held by such holder or type of holders shall be the only Registrable Securities subject to reduction (and if by a set of holders on a pro rata basis with respect to such holders or on such other basis as would result in the exclusion of the least number of shares by all such holders). In addition, if the Staff or the SEC the Purchaser to be identified as an “underwriter” in order to permit such Registration Statement to become effective, and the Purchaser does not consent to being so named as an underwriter in such Registration Statement, then, in each such case, the Company shall be entitled to reduce the total number of Registrable Securities to be registered on behalf of the Purchaser, until such time as the Staff or the SEC does not require such identification.

        (b)     If any reduction in the number of Registrable Securities included in a Registration Statement is made pursuant to paragraph (a) above or pursuant to Section 3(a) of the 2007 Registration Rights Agreement, then the Purchaser shall have no claim against the Company as a result of such reduction or any event or other delay or breach of this Agreement attributable primarily to the refusal of the Staff or the SEC to permit such registration statement to become effective as a Resale Registration Statement, nor shall any such reduction entitle the Purchaser to require the Company to pay any amount pursuant to Section 2(b) hereof or otherwise provide the basis for any claim by the Purchaser against the Company pursuant to this Agreement, except to the extent the Company fails to comply with this Section 3.

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        (c)     In the event of any reduction in Registrable Securities pursuant to this Section 3, the Purchaser shall have the right, upon delivery of a written request to the Company, to require the Company to file a Resale Registration Statement under Rule 415 within 90 days after its receipt of such request (subject to (i) any restrictions imposed by Rule 415, (ii) the Company’s ongoing efforts to register the Registrible Securities, as that term is defined in the 2007 Registration Rights Agreement or (iii) comments by the Staff or the SEC) for resale by the Purchaser in a manner reasonably acceptable to the Purchaser, and the Company shall following such request use its commercially reasonable efforts to cause such registration statement to be declared and kept effective in the same manner as otherwise contemplated in this Agreement for Registration Statements hereunder (it being understood that the special demand right under this sentence may be exercised by the Purchaser multiple times and with respect to limited amounts of Registrable Securities to the extent limitations are required in order to permit the resale thereof by the Purchaser pursuant to a Resale Registration Statement as contemplated above).

        4.    Obligations of the Company. In connection with the registration of the Registrable Securities, the Company shall do each of the following:

        (a)     Prepare promptly, and file with the SEC by the Required Filing Date a Registration Statement with respect to not less than the number of Registrable Securities provided in Section 2(a) above, and thereafter use its reasonable best efforts to cause such Registration Statement relating to Registrable Securities to become effective and keep the Registration Statement effective at all times during the period (the “Registration Period”) continuing until the earlier of (i) the date when the Purchaser may sell all Registrable Securities under Rule 144 without volume or other restrictions or limits or (ii) the date the Purchaser no longer owns any of the Registrable Securities, which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

        (b)     Prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to keep the Registration Statement effective at all times during the Registration Period, and, during the Registration Period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by the Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in the Registration Statement;

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        (c)     Permit a single firm of counsel designated by the Purchaser to review, at the Purchaser’s expense, the Registration Statement and all amendments and supplements thereto a reasonable period of time (but not less than three (3) business days) prior to their filing with the SEC, and not file any document in a form to which such counsel reasonably objects, at Purchaser’s expense;

        (d)     Notify the Purchaser’s counsel and any managing underwriters immediately (and, in the case of (i)(A) below, not less than three (3) business days prior to such filing) and (if requested by any such person) confirm such notice in writing no later than one (1) business day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed; (B) whenever the SEC notifies the Company whether there will be a “review” of such Registration Statement; (C) whenever the Company receives (or a representative of the Company receives on its behalf) any oral or written comments from the SEC in respect of a Registration Statement (copies or, in the case of oral comments, summaries of such comments shall be promptly furnished by the Company to the Purchasers); and (D) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any proceedings for that purpose; (iv) if at any time any of the representations or warranties of the Company contained in any agreement (including any underwriting agreement) contemplated hereby ceases to be true and correct in all material respects; (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose; and (vi) of the occurrence of any event that to the best knowledge of the Company makes any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. In addition, the Company shall furnish the Purchaser’s counsel with copies of all intended written responses to the comments contemplated in clause (C) of this Section 4(d) not later than one (1) business day in advance of the filing of such responses with the SEC so that the Purchasers shall have the opportunity to comment thereon, if relevant to the Purchaser;

        (e)     Furnish to Purchaser’s counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one (1) copy of the Registration Statement, each preliminary prospectus and prospectus, and each amendment or supplement thereto, and (ii) such number of copies of a prospectus, and all amendments and supplements thereto and such other documents, as such Purchaser may reasonably request in order to facilitate the disposition of the Registrable Securities owned by the Purchaser;

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        (f)     As promptly as practicable after becoming aware thereof, notify Purchaser’s counsel of the happening of any event of which the Company has knowledge, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and use its best efforts promptly to prepare a supplement or amendment to the Registration Statement or other appropriate filing with the SEC to correct such untrue statement or omission, and deliver a number of copies of such supplement or amendment to the Purchaser as the Purchaser may reasonably request;

        (g)     As promptly as practicable after becoming aware thereof, notify the Purchaser who holds the Registrable Securities being sold (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of a Notice of Effectiveness or any notice of effectiveness or any stop order or other suspension of the effectiveness of the Registration Statement at the earliest possible time;

        (h)     Use its reasonable efforts to secure and maintain the designation of all the Registrable Securities covered by the Registration Statement on the Principal Trading Market within the meaning of Rule 11Aa2-1 of the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the quotation of the Registrable Securities on the Principal Trading Market;

        (i)     Cooperate with the Purchaser to facilitate the timely preparation and delivery of certificates for the Registrable Securities to be offered pursuant to the Registration Statement and enable such certificates for the Registrable Securities to be in such denominations or amounts as the case may be, as the Purchaser may reasonably request, and, within five (5) business days after a Registration Statement which includes Registrable Securities is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel selected by the Company to deliver, to the transfer agent for the Registrable Securities (with a copy to Purchaser’s counsel) an appropriate instruction and opinion of such counsel;

        (j)     For a period of 30 days from the Effective Date, not file a registration statement covering any additional shares of Common Stock (excluding on Form S-4 or Form S-8, or an amendment or supplement to a previously-filed registration statement); and

        (k)     Take all other reasonable actions necessary to expedite and facilitate disposition by the Purchaser of the Registrable Securities pursuant to the Registration Statement.

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        5.    Obligations of the Purchaser. In connection with the registration of the Registrable Securities, the Purchaser shall have the following obligations:

        (a)     The Purchaser, by the Purchaser’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the Registration Statement hereunder, unless the Purchaser has notified the Company in writing of the Purchaser’s election to exclude all of the Purchaser’s Registrable Securities from the Registration Statement; and

        (b)     The Purchaser agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4(f) or 4(g), above, the Purchaser will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until the Purchaser’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4(f) or 4(g) and, if so directed by the Company, the Purchaser shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in the Purchaser’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice, provided that the Purchaser may retain one archival copy (to the extent such prospectus is not filed with the SEC).

        6.    Expenses of Registration.

        (a)     All expenses (other than (i) underwriting discounts and commissions of the Purchaser and (ii) expenses of the Purchaser’s counsel incurred in connection with registrations, filings or qualifications pursuant to Section 4), including, without limitation, all registration, listing, and qualifications fees, printers and accounting fees, the fees and disbursements of counsel for the Company shall be borne by the Company.

        (b)     The Company has not, as of the date hereof, nor shall the Company on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Purchaser in this Agreement or the Purchase Agreement, except as disclosed therein.

        7.    Indemnification. After Registrable Securities are included in a Registration Statement under this Agreement:

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        (a)     To the extent permitted by law, the Company will indemnify and hold harmless, the Purchaser, the directors, if any, of the Purchaser, the officers, if any, of the Purchaser (each, an “Indemnified Party”), against any losses, claims, damages, liabilities or expenses (joint or several) incurred (collectively, “Claims”) to which any of them may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Claims (or actions or proceedings, whether commenced in respect thereof) arise out of or are based upon: (i) any untrue statement or untrue statement of a material fact contained in the Registration Statement or any post-effective amendment thereof or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or untrue statement of a material fact contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation under the Securities Act, the Exchange Act or any state securities law (the matters in the foregoing clauses (i) through (iii) being collectively referred to as “Violations”). The Company shall reimburse the Purchaser for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 7(a) shall not (i) apply to any Claims arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Indemnified Party expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto; (ii) be available to the extent such Claim is based on a failure of the Purchaser to deliver or cause to be delivered the prospectus made available by the Company; or (iii) apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. The Purchaser will indemnify the Company, its officers, directors and agents (including legal counsel) (each an “Indemnified Party”) against any claims arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company, by or on behalf of such Purchaser, expressly for use in connection with the preparation of the Registration Statement, subject to such limitations and conditions set forth in this Section 7. The Purchaser shall reimburse the Company for any reasonable legal fees or other reasonable expenses incurred by it in connection with investigating or defending any such Claim. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party, and shall survive the offering and transfer of the Registrable Securities by the Purchaser.

        (b)     Promptly after receipt by an Indemnified Party under this Section 7 of notice of the commencement of any action (including any governmental action), such Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Party, as the case may be; provided, however, that an Indemnified Party shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Party under this Section 7 except to the extent that the indemnifying party is prejudiced in its ability to defend such action. The indemnification required by this Section 7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense as such expense, loss, damage or liability is incurred and is due and payable.

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        8.    Contribution. To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 7 to the fullest extent permitted by law; provided, however, that (a) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 7; (b) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of such fraudulent misrepresentation; and (c) except where the seller has committed fraud (other than a fraud by reason of the information included or omitted from the Registration Statement as to which the Company has not given notice as contemplated under Section 4 hereof) or intentional misconduct, contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

        9.    Reports under Securities Act and Exchange Act. With a view to making available to the Purchaser the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit Purchaser to sell securities of the Company to the public without Registration (“Rule 144”), the Company agrees to:

        (a)     make and keep public information available, as those terms are understood and defined in Rule 144;

        (b)     file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act;

        (c)     furnish to the Purchaser so long as the Purchaser owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act , a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested to permit the Purchaser to sell such securities pursuant to Rule 144 without Registration.

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        10.    Assignment of the Registration Rights. The rights to have the Company register Registrable Securities pursuant to this Agreement shall be automatically assigned by the Purchaser to any transferee of the Registrable Securities (or all or any portion of any unconverted Debenture) only if the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee and (b) the securities with respect to which such registration rights are being transferred or assigned.

        11.    Amendment of Registration Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Purchaser. Any amendment or waiver affected in accordance with this Section 11 shall be binding upon the Purchaser and the Company.

        12.    Miscellaneous.

        (a)     A person or entity is deemed to be a purchaser of Registrable Securities whenever such person or entity owns of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more persons or entities with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

        (b)     Notices required or permitted to be given hereunder shall be given in the manner contemplated by the Purchase Agreement, (i) if to the Company or to the Purchaser, to their respective address and the address of their counsel as contemplated by the Purchase Agreement, and (ii) if to any other transferee purchaser, at such address as such purchaser shall have provided in writing to the Company, or at such other address as each such party furnishes by notice given in accordance with this Section 12(b).

        (c)     Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

        (d)     This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the jurisdiction of the federal courts or the state courts of the State of Delaware in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non coveniens, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Purchaser for any reasonable legal fees and disbursements incurred by the Purchaser in enforcement of or protection of any of its rights under this Agreement.

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        (e)     EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

        (f)     If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

        (g)     Subject to the requirements of Section 10 of this Agreement, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

        (h)     All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

        (i)     The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning thereof.

        (j)     This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by telephone line facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

        (k)     This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof. This Agreement may be amended only by an instrument in writing signed by the party to be charged with enforcement thereof.

        (l)     The Company acknowledges that any failure by the Company to perform its obligations under Section 4(a) hereof, or any delay in such performance could result in loss to the Purchaser, and the Company agrees that, in addition to any other liability the Company may have by reason of such failure or delay, the Company shall be liable for all direct damages caused by any such failure or delay, unless the same is the result of force majeure. Neither party shall be liable for consequential damages.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

COMPANY:

ELECTRO ENERGY, INC.

By:	/s/ Timothy E. Coyne
Name: Timothy E. Coyne Title: Chief Financial Officer

PURCHASER:

THE QUERCUS TRUST

By:	/s/ David Gelbaum
Name: David Gelbaum Title: Trustee

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Exhibit E

DEBENTURE AND WARRANT PURCHASE AGREEMENT
Dated as of August 18, 2008

by and between

ELECTRO ENERGY, INC.

and

THE QUERCUS TRUST

TABLE OF CONTENTS
(continued)

DEBENTURE AND WARRANT PURCHASE AGREEMENT
        This DEBENTURE AND WARRANT PURCHASE AGREEMENT, dated as of August 18, 2008 (this “Agreement”), by and between Electro Energy, Inc., a Florida corporation (the “Company”), and The Quercus Trust (the “Purchaser”).

W I T N E S S E T H:
        WHEREAS, the parties hereto entered into that certain Debenture and Warrant Purchase Agreement, dated as of December 7, 2007 (the “2007 Purchase Agreement”), and capitalized terms contained herein, to the extent they are not defined herein, shall have the meanings as may be expressly provided in the 2007 Purchase Agreement.

        WHEREAS, the parties hereto entered into that certain Warrant Purchase Agreement, dated July 23, 2008 (the “July, 2008 Warrant Purchase Agreement”).

        WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

        NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE OF DEBENTURES AND WARRANTS
                1.1.    Purchase and Sale of Debentures and Warrants.

                (a)     Upon the following terms and conditions, and upon each of two (2) of Purchaser’s notifications to the Company that the Comapny has reached a set of business milestones, set forth on Schedule 1.1(a) hereto (each, a “Milestone Set”), the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, a 10% Senior Secured Convertible Debenture in the principal amount of Six Hundred Twenty Five Thousand Dollars ($625,000), in the form attached hereto as Exhibit A (each a “Debenture”). The Company and the Purchaser are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act, including Regulation D (“Regulation D”), and/or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to the investment to be made hereunder.

                (b)     Upon the terms and conditions contained herein, and upon each of two (2) of Purchaser’s notifications to the Company that the Company has reached a Milestone Set , the Company shall issue to Purchaser a Warrant to Purchase Common Stock, in substantially the form attached hereto as Exhibit B (each, a “Warrant”), to purchase up to One Million Five Hundred Sixty-Two Thousand Five Hundred (1,562,500) shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”). Each Warrant shall expire three (3) years following the date of its issuance and shall have an exercise price per share equal to the Warrant Price (as defined in the Warrant).

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                (c)     Purchase Price. Subject to the terms and conditions hereof and upon the Company’s reaching each of the two Milestone Sets, the Company agrees to issue and sell to the Purchaser and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchaser agrees to purchase, a Debenture and a Warrant for a purchase price of Six Hundred Twenty-Five Thousand Dollars ($625,000) (the “Purchase Price”), in cash.

                (d)     Closing. The closing of the purchase and sale of the first of two Debentures and Warrants to be acquired by the Purchaser from the Company under this Agreement shall take place at the offices of Lev & Berlin, P.C., 200 Connecticut Avenue, 5th Floor, Norwalk, Connecticut 06854 at 10:00 a.m., Eastern time, (i) on August 18, 2008; provided, that all of the conditions set forth in Article IV hereof and applicable to the Closing shall have been fulfilled or waived in accordance herewith, or (ii) at such other time and place or on such date as the Purchaser and the Company may agree upon (the “First Closing Date”). The closing of the purchase and sale of the second of two sets of Debentures and Warrants to be acquired by the Purchaser from the Company under this Agreement shall take place at the offices of Lev & Berlin, P.C. at 10:00 a.m., Eastern time, (i) on that date that is within three business days of the Purchaser’s notification to the Seller that the second Milestone Set has been reached, provided that all of the conditions set forth in Article IV hereof and applicable to the Closing shall have been fulfilled or waived in accordance herewith, or (ii) at such other time and place or on such date as the Purchaser and the Company may agree upon (the “Second Closing Date”). Subject to the terms and conditions of this Agreement, at each Closing Date the Company shall deliver or cause to be delivered to the Purchaser a Debenture and a Warrant and any other documents required to be delivered pursuant to Article IV hereof. At each closing, the Purchaser shall deliver the Purchase Price by wire transfer to a bank account designated by the Company.

                (e)     Underlying Shares. The Company has authorized and has reserved and covenants to continue to reserve, free of preemptive rights and other similar contractual rights of stockholders, a sufficient number of its authorized but unissued shares of Common Stock to effect the conversions of the Debentures and exercises of the Warrants Any shares of Common Stock issuable upon conversion of the Debentures and exercise of the Warrants (and such shares when issued) are herein referred to as the “Underlying Shares.” The Debentures and the Warrants, and the Underlying Shares are sometimes collectively referred to herein as the “Securities.”

ARTICLE II
REPRESENTATIONS AND WARRANTIES
                2.1.     Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser, as of the date hereof and the Closing Date (except as set forth below; and as may be modified by or updated by the Commission Documents) that the Company’s representations and warranties set forth in Section 2.1 of the 2007 Purchase Agreement are hereby repeated and incorporated herein by reference with the following modifications and additions:

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                (a)     Capitalization. The authorized capital stock of the Company as of the date hereof is set forth on Schedule 2.1(a) hereto.

                (b)     Commission Documents; Financial Statements. At the times of their respective filings, the Forms 10-QSB (or Form 10-Q, as the case may be) for the three most recent fiscal quarters (collectively, the “Forms 10-QSB”) and the Form 10-KSB for the fiscal year ended December 31, 2007 (the “Form 10-KSB”) complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and the Forms 10-QSB and Form 10-KSB did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                (c)     Ratification of Price Adjusment to Securities. Upon the issuance of a Debenture and a Warrant as provided herein, in accordance with Section 5(d) of the warrant that the Company issued to the Purchaser pursuant to the 2007 Purchase Agreement, on December 7, 2007 (the “2007 Warrant”), the Warrant Price, as that term is defined therein, shall be reduced to $1.25.

                (d)     Ranking of Securities Issued to KIT Financial, Inc. The $500,000 Senior Secured Convertible Debenture to be issued to KIT Financial, Inc. (“KIT”), or any of its affiliates (the “KIT Debenture”) shall rank in payment and security (i) junior to that certain 10% Senior Secured Convertible Debenture issued to the Purchaser pursuant to the 2007 Purchase Agreement and (ii) pari passu to the Debentures issued to the Purchaser pursuant hereto. .

                2.2.     Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company as follows as of the date hereof and as of the Closing Date that the Purchaser’s representations and warranties that are set forth in Sections 2.2 of the 2007 Purchase Agreement are hereby repeated and incorporated herein by reference. The Purchaser also hereby waives the right of first refual contained in Section 3.18 of the 2007 Purchase Agreement with respect to the issuance and sale by the Company of the KIT Debenture and those certain warrants to purchase the Company’s Stock to be issued to KIT in connection with its purchase of the KIT Debenture.

ARTICLE III
COVENANTS
        The Company covenants with the Purchaser as follows, which covenants are for the benefit of the Purchaser and its permitted assignees.

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                3.1.    Securities Compliance. The Company shall notify the Commission in accordance with its rules and regulations, of the transactions contemplated herein and by any of the documents executed in connection herewith, including the Debenture(s) and the Warrant(s) and the Registration Rights Agreement, dated as of the date hereof (the “Transaction Documents”), and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Securities to the Purchaser, or its subsequent holders.

                3.2.    Registration and Listing. The Company shall cause its Common Stock to continue to be registered under Sections 12(g) of the Exchange Act, to comply in all respects with its reporting and filing obligations under the Exchange Act, to comply with all requirements related to any registration statement filed pursuant to this Agreement, and to not take any action or file any document (whether or not permitted by the Securities Act or the rules promulgated thereunder) to terminate or suspend such registration or to terminate or suspend its reporting and filing obligations under the Exchange Act or Securities Act, except as permitted herein. The Company will take all action necessary to continue the listing or trading of its Common Stock on the Nasdaq Capital Market or other exchange or market on which the Common Stock is trading. Subject to the terms of the Transaction Documents, the Company further covenants that it will take such further action as the Purchaser may reasonably request, all to the extent required from time to time to enable the Purchaser to sell the Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act. Upon the request of the Purchaser, the Company shall deliver to the Purchaser a written certification of a duly authorized officer as to whether it has complied with the issuer requirements of Rule 144.

                3.3.    Inspection Rights. Provided the same would not be in violation of Regulation FD, the Company shall permit, during normal business hours and upon reasonable request and reasonable advance notice, the Purchaser or any employees, agents or representatives thereof, so long as the Purchaser shall hold the Debenture or shall beneficially own any Underlying Shares, for purposes reasonably related to the Purchaser’s interests as a stockholder, to examine the publicly available, non-confidential records and books of account of, and visit and inspect the properties, assets, operations and business of the Company and any Subsidiary, and to discuss the publicly available, non-confidential affairs, finances and accounts of the Company and any Subsidiary with any of its officers, consultants, directors and key employees.

                3.4.    Compliance with Laws. The Company shall comply, and cause each Subsidiary to comply, with all applicable laws, rules, regulations and orders, noncompliance with which would be reasonably likely to have a Material Adverse Effect.

                3.5.    Keeping of Records and Books of Account. The Company shall keep and cause each Subsidiary to keep adequate records and books of account, in which complete entries will be made in accordance with GAAP consistently applied, reflecting all financial transactions of the Company and its Subsidiaries, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made.

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                3.6.    Reporting Requirements. If the Commission ceases making the Company’s periodic reports available via the Internet without charge, then the Company shall furnish the following to the Purchaser so long as the Purchaser shall beneficially own Securities:

                (a)     Quarterly Reports filed with the Commission on Form 10-Q as soon as practical after the document is filed with the Commission, and in any event within five (5) days after the document is filed with the Commission;

                (b)     Annual Reports filed with the Commission on Form 10-K as soon as practical after the document is filed with the Commission, and in any event within five (5) days after the document is filed with the Commission; and

                (c)     Copies of all notices, information and proxy statements in connection with any meetings that are, in each case, provided to holders of shares of Common Stock, contemporaneously with the delivery of such notices or information to such holders of Common Stock.

                3.7.    Other Agreements. The Company shall not enter into any agreement in which the terms of such agreement would restrict or impair the right or ability to perform of the Company or any Subsidiary under any Transaction Document.

                3.8.    Use of Proceeds. The net proceeds from the sale of the Securities hereunder shall be used by the Company for working capital and general corporate purposes, including growth initiatives.

                3.9.    Reporting Status. So long as the Purchaser beneficially owns any of the Securities, the Company shall timely file all reports required to be filed with the Commission pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would permit such termination.

                3.10.    Disclosure of Transaction. The Company shall issue a press release describing the material terms of the transactions contemplated hereby (the “Press Release”) not later than the second Trading Day following the Closing Date. The Company shall also file with the Commission a Current Report on Form 8-K (the “Form 8-K”) describing the material terms of the transactions contemplated hereby (and attaching as exhibits thereto this Agreement, the form of Debenture and Warrant and the Press Release) as soon as practicable following the Closing Date but in no event more than four (4) Trading Days following the Closing Date, which Press Release and Form 8-K shall be subject to prior review and reasonable comment by the Purchaser. “Trading Day” means any day during which the principal exchange on which the Common Stock is traded shall be open for trading.

                3.11.    Amendments. The Company shall not amend or waive any provision of the Articles or By-laws of the Company in any way that would adversely affect exercise rights, voting rights, or redemption rights of the holder of the Securities.

                3.12.    Reservation of Shares. So long as any of the Debentures or Warrants remain outstanding, the Company shall take all action necessary to at all times have authorized and reserved for the purpose of issuance of a sufficient number of shares of Common Stock needed to provide for the issuance of the Underlying Shares.

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                3.13.    Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates, registered in the name of the Purchaser, for the Underlying Shares in such amounts as specified from time to time by the Purchaser to the Company upon conversion of the Debentures or exercise of the Warrants in the form of Exhibit D attached to the 2007 Purchase Agreement (the “Irrevocable Transfer Agent Instructions”). Prior to registration of the Underlying Shares under the Securities Act, all such certificates shall bear the restrictive legend specified in Section 5.1 of this Agreement. The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 3.13 will be given by the Company to its transfer agent and that the Underlying Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement. If the Purchaser provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that a public sale, assignment or transfer of the Underlying Shares may be made without registration under the Securities Act or the Purchaser provides the Company with reasonable assurances that the Underlying Shares can be sold pursuant to Rule 144 without any restriction as to the number of securities acquired as of a particular date that can then be immediately sold, the Company shall permit the transfer, and, in the case of the Underlying Shares, promptly instruct its transfer agent to issue one or more certificates in such name and in such denominations as specified by the Purchaser and without any restrictive legend.

                3.14.    Form S-3 Eligibility. The Company currently meets the “registrant eligibility” and transaction requirements set forth in the general instructions to Form S-3 applicable to “resale” registrations on Form S-3 and the Company shall file all reports required to be filed by the Company with the Commission in a timely manner.

                3.15    Right of First Refusal.

                (a)     For the twelve (12) month period following the Closing, the Purchaser will have the right of first refusal (the “Initial Purchase Right”) to purchase, on the same terms as other investors, up to one hundred percent (100%) of any debt securities, equity securities, securities convertible into equity securities, or options or warrants therefor (“Purchase Securities”) that the Company proposes to offer, other than the securities excluded by paragraph (e) below.

                (b)     Subsequent to the twelve (12) month period following the Closing, the Purchaser will have the right of first refusal (the “Pro-Rata Purchase Right”) to purchase, on the same terms as other investors, that percentage of any Purchase Securities that the Company proposes to offer, other than the securities excluded by paragraph (e) below, which is equal to the Purchaser’s pro rata ownership of the Common Stock of the Company on a fully diluted basis. The Initial Purchase Right and the Pro-Rata Purchase Right are collectively referred to herein as the “Purchase Rights”.

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                (c)     If the Company proposes to issue any Purchase Securities, it shall give the Purchaser written notice of its intention, describing the Purchase Securities, the price and the terms and conditions upon which the Company proposes to issue the same, together with a signed and accepted term sheet. The Purchaser shall have ten (10) Trading Days from the giving of such notice to elect to purchase all or part (in the case of the Initial Purchase Right), or part (in the case of the Pro-Rata Purchase Right), of the Purchase Securities for the price and upon the terms and conditions specified in the notice by giving written notice to the Company and stating therein the quantity of such Purchase Securities to be purchased.

                (d)     The Purchaser shall then effect the purchase of the Purchase Securities at the closing of the issuance of Purchase Securities described in the notice delivered by the Company pursuant to paragraph (c) above. On the date of such closing, the Company shall deliver to the Purchaser the certificates representing the Purchase Securities to be purchased by the Purchaser, each certificate to be properly endorsed for transfer, and at such time, the Purchaser shall pay the purchase price for the Purchase Securities.

                (e)     If the Purchaser fails to exercise in full its Purchase Right, the Company shall have ninety (90) days thereafter to sell the Purchase Securities in respect of which the Purchaser’s rights were not exercised, at a price and upon general terms and conditions no more favorable to the purchaser thereof than specified in the Company’s notice to the Purchaser pursuant to paragraph (c) above. If the Company has not sold such Purchase Securities within such ninety (90) days, the Company shall not thereafter issue or sell any Purchase Securities, without first again complying with this Section 3.15.

                (f)     The Purchase Right established by this Section 3.15 shall have no application to any of the following issuances of Purchase Securities (collectively, the “Excluded Securities”):

(i) shares of Common Stock issued or issuable to employees, directors or consultants pursuant to equity holder plans maintained by the Company and registered with the Commission on Form S-8;

(ii) shares of Common Stock issued or issuable upon the exercise or conversion of currently outstanding options, warrants or convertible securities; or

(iii) shares of Common Stock issued or issuable upon any conversion of the Debenture or exercise of the Warrants issued to the Purchaser concurrently with the Debenture; or

(iv) shares of Common Stock issued or issuable solely as consideration for bank financings, equipment leases, investor relations/public relations services, business acquisitions, mergers, strategic partnerships, or public offerings.

                3.16    Consultant. The July, 2008 Warrant Purchase Agreement is hereby amended to delete in its entirety Section 3.16 thereof, which relates to Company’s engagement of the services of Mr. Lyle Deitch.

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                3.17    Prohibition from Exercise, Shareholder Approval. Until the Company has obtained the approval of the transaction and issuance(s) of securities contemplated herein by a majority of the Company’s holders of Common Stock, which the Company shall use its commercially reasonable efforts to obtain as soon as possible, but in no event later than the Company’s next annual meeting, which shall be held no later than October 31, 2008, Purchaser shall not convert either of the Debentures or exercise either of the Warrants to the extent that the aggregate number of shares issuable upon such conversion or exercise, together with (i) any penalty shares issued pursuant to the Registration Rights Agreement between the Company and the original Holder executed in connection with this transaction, and the Registration Rights Agreement dated July 23, 2008, and (ii) shares of Common Stock that may have been issued upon the exercise of the warrant issued to the Purchaser pursuant to that certain Warrant Purchase Agreement dated July 23, 2008, results in an aggregate issuance of that number of shares of Common Stock that, is greater than Nineteen and Nine-Tenth’s percent (19.9%) of the Company’s total number of outstanding shares of Common Stock as of July 23, 2008.

                3.18    Withdrawal of Registration Statement. The Company shall promptly withdraw the Registration Statement that the Company submitted to the SEC on July 10, 2008 and shall file a new registration statement within 90 days of Purchaser’s written demand, as set forth in the Registration Rights Agreements, dated December 7, 2007 and July 23, 2008, as amended by Section 7.2 hereof, and with the Registration Rights Agreement dated as of the date hereof.

                3.19    Board Representation. In the event that the Purchaser does not exercise its right to appoint one representative to the Company’s Board of Directors pursuant to the terms of the 2007 Purchase Agreement, it shall have the right to appoint an observer of Board proceedings.

ARTICLE IV
CONDITIONS
                4.1.    Conditions Precedent to the Obligation of the Company to Close and to Sell the Securities. The obligation hereunder of the Company to close and issue and sell the Securities to the Purchaser at the Closing is subject to the satisfaction or waiver, at or before the Closing of the conditions set forth below. These conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion.

                (a)    Accuracy of the Purchaser’s Representations and Warranties. The representations and warranties of the Purchaser shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of such date.

                (b)    Performance by the Purchaser. The Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Closing Date.

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                (c)    No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

                (d)    Delivery of Purchase Price. The Purchase Price for the Securities shall have been delivered to the Company on each Closing Date.

                (e)    Delivery of Transaction Documents. The Transaction Documents shall have been duly executed and delivered by the Purchaser to the Company.

                4.2.    Conditions Precedent to the Obligation of the Purchaser to Close and to Purchase the Securities. The obligation hereunder of the Purchaser to purchase the Securities and consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Purchaser’s sole benefit and may be waived by the Purchaser at any time in its sole discretion.

                (a)    Accuracy of the Company’s Representations and Warranties. Each of the representations and warranties of the Company in this Agreement and the other Transaction Documents shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of such date.

                (b)    Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date.

                (c)    No Suspension, Etc. Trading in the Common Stock shall not have been suspended by the Commission or the Nasdaq Capital Market (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Closing), and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg Financial Markets (“Bloomberg”) shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by Bloomberg, or on the New York Stock Exchange, nor shall a banking moratorium have been declared either by the United States or New York State authorities, nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity or crisis of such magnitude in its effect on, or any material adverse change in any financial market which, in each case, in the judgment of the Purchaser, makes it impracticable or inadvisable to purchase the Securities.

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                (d)    No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

                (e)    No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority, to the Company’s knowledge, shall have been threatened, against the Company or any Subsidiary, or any of the officers, directors or affiliates of the Company or any Subsidiary seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

                (f)    Opinion of Counsel. The Purchaser shall have received an opinion of counsel to the Company, dated the date of the Closing, substantially in the form of Exhibit E annexed to the 2007 Purchase Agreement, with such exceptions and limitations as shall be reasonably acceptable to counsel to the Purchaser.

                (g)    Debenture and Warrant. At or prior to each Closing Date, the Company shall have delivered to the Purchaser a Debenture and a Warrant (in such denominations as the Purchaser may request).

                (h)    Officer’s Certificate. On the Closing Date, the Company shall have delivered to the Purchaser a certificate signed by an executive officer on behalf of the Company, dated as of the Closing Date, confirming the accuracy of the Company’s representations, warranties and covenants as of the Closing Date (except those representations and warranties made as of a specific date) and confirming the compliance by the Company with the conditions precedent set forth in paragraphs (b) to (e) and (i) of this Section 4.2 as of the Closing Date (provided that, with respect to the matters in paragraphs (d) and (e) of this Section 4.2, such confirmation shall be based on the knowledge of the executive officer after due inquiry).

ARTICLE V
CERTIFICATE LEGEND
                5.1.    Legend. Each certificate representing the Securities shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required by applicable state securities or “blue sky” laws):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR ELECTRO ENERGY, INC. SHALL HAVE RECEIVED AN OPINION OF COUNSEL THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

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        The Company agrees to issue or reissue certificates representing any of the Underlying Shares, without the legend set forth above if at such time, prior to making any transfer of any such Underlying Shares, such holder thereof shall give written notice to the Company describing the manner and terms of such transfer and removal as the Company may reasonably request. Such proposed transfer and removal will not be effected until: (a) either (i) the Company has received an opinion of counsel reasonably satisfactory to the Company, to the effect that the registration of the Underlying Shares under the Securities Act is not required in connection with such proposed transfer, (ii) a registration statement under the Securities Act covering such proposed disposition has been filed by the Company with the Commission and has become effective under the Securities Act, (iii) the Company has received other evidence reasonably satisfactory to the Company that such registration and qualification under the Securities Act and state securities laws are not required (which may include an opinion of counsel provided by the Company), or (iv) the holder provides the Company with reasonable assurances that such security can be sold pursuant to Rule 144 under the Securities Act (which may include an opinion of counsel provided by the Company); and (b) either (i) the Company has received an opinion of counsel reasonably satisfactory to the Company, to the effect that registration or qualification under the securities or “blue sky” laws of any state is not required in connection with such proposed disposition, (ii) compliance with applicable state securities or “blue sky” laws has been effected, or (iii) the holder provides the Company with reasonable assurances that a valid exemption exists with respect thereto (which may include an opinion of counsel provided by the Company). The Company will respond to any such notice from a holder within three (3) business days. In the case of any proposed transfer under this Section 5.1, the Company will use commercially reasonable efforts to comply with any such applicable state securities or “blue sky” laws, but shall in no event be required, (x) to qualify to do business in any state where it is not then qualified, (y) to take any action that would subject it to tax or to the general service of process in any state where it is not then subject, or (z) to comply with state securities or “blue sky” laws of any state for which registration by coordination is unavailable to the Company. The restrictions on transfer contained in this Section 5.1 shall be in addition to, and not by way of limitation of, any other restrictions on transfer contained in any other section of this Agreement. Whenever a certificate representing the Underlying Shares is required to be issued to the Purchaser without a legend, in lieu of delivering physical certificates representing the Underlying Shares, provided the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, the Company shall use its reasonable best efforts to cause its transfer agent to electronically transmit the Underlying Shares to the Purchaser by crediting the account of the Purchaser’s Prime Broker with DTC through its Deposit Withdrawal Agent Commission (“DWAC”) system (to the extent not inconsistent with any provisions of this Agreement).

ARTICLE VI
INDEMNIFICATION
                6.1.    Company Indemnity. The Company agrees to indemnify and hold harmless the Purchaser (and its directors, officers, affiliates, agents, successors and assigns) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys’ fees, charges and disbursements) incurred by the Purchaser as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein, and the Purchaser agrees to indemnify and hold harmless the Company to the same extent as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Purchaser herein.

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                6.2.    Indemnification Procedure. Any party entitled to indemnification under this Article VI (an “indemnified party”) will give written notice to the indemnifying party of any matter giving rise to a claim for indemnification; provided, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article VI except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action, proceeding or claim is brought against an indemnified party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of the indemnifying party a conflict of interest between it and the indemnified party exists with respect to such action, proceeding or claim (in which case the indemnifying party shall be responsible for the reasonable fees and expenses of one separate counsel for the indemnified parties), to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. In the event that the indemnifying party advises an indemnified party that it will contest such a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the indemnified party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the indemnified party’s costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The indemnified party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the indemnified party which relates to such action or claim. The indemnifying party shall keep the indemnified party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the indemnified party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent. Notwithstanding anything in this Article VI to the contrary, the indemnifying party shall not, without the indemnified party’s prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the indemnified party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the indemnified party of a release from all liability in respect of such claim. The indemnification obligations to defend the indemnified party required by this Article VI shall be made by periodic payments of the amount thereof during the course of investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred, so long as the indemnified party shall refund such moneys if it is ultimately determined by a court of competent jurisdiction that such party was not entitled to indemnification. The indemnity agreements contained herein shall be in addition to (a) any cause of action or similar rights of the indemnified party against the indemnifying party or others, and (b) any liabilities the indemnifying party may be subject to pursuant to the law. No indemnifying party will be liable to the indemnified party under this Agreement to the extent, but only to the extent that a loss, claim, damage or liability is attributable to the indemnified party’s breach of any of the representations, warranties or covenants made by such party in this Agreement or in the other Transaction Documents.

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ARTICLE VII
MISCELLANEOUS
                7.1    Protective Provisions. So long as at least an aggregate of twenty-five percent (25%) of the original principal balances of (i) the Debentures(s) and (ii) the KIT Debenture remain outstanding, consent of the holders of a majority of the outstanding Debenture(s) shall be required for any action (by merger, reclassification or otherwise) that (i) results in the redemption or repurchase of any stock, (ii) results in any merger or other corporate reorganization that results in a change of control of the Company, or any transaction in which all or substantially all of the assets of the Company are sold, (iii) authorizes the issuance of debt in excess of Five Hundred Thousand Dollars ($500,000), (iv) changes the business of the Company, or (v) involves any transaction or compensation arrangements between the Company and its officers and directors. Notwithstanding the foregoing, upon successful and timely completion of both Milestone Sets as set forth herein, and the completion of the transactions contemplated and described herein, the Purchaser will consent to an incentive and compensatory award by the Company of warrants to members of the Company’s management equal to three percent (3%) of the number of outstanding common shares of the Company on a fully-diluted basis at an exercise price and other terms equivalent to those set forth herein, including without limitation repricing and anti-dilution protection. One-third (?) of such award will be made to the CEO and two-thirds (?) will be made to other members of the management team and consultants at the discretion of the CEO, all subject to reasonable approval of the grants by Investor.

                7.2    Amendments to Registration Rights Agreements. The registration rights agreements between the Company and the Purchaser, dated December 7, 2007 and July 23, 2008 are hereby amended to provide that the Company shall file a Registration Statement covering all or a portion of the Registrible Securities, as those terms are defined therein, as soon as possible following Purchaser’s written request to do so, but in no event later than ninety (90) days following such written request, subject to the terms and conditions contained therein.

                7.3   Amendments to Existing Warrant. That certain warrant issued to the Purchaser pursuant to the July, 2008 Warrant Purchase Agreement (the “Existing Warrant”) is hereby amended as follows: (1) The Warrant Price is reduced to $1.00 per share, (2) Section 5(d) of the Existing Warrant is amended to reduce the minimum price set forth therein to $0.4545 per share and (3) Upon any decrease in the Warrant Price, the number of Warrant Shares shall be increased to the number of shares determined by multiplying the Warrant Price that was in effect immediately prior to such decrease by the number of Warrant Shares issuable upon exercise of the Warrant prior to such decrease and dividing the product by the Warrant Price resulting from the decrease.

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                7.4    Amendment to Existing Debenture. That certain 10% Senior Secured Convertible Debenture issued by the Company to the Purchaser on December 7, 2007 is hereby amended to permit the Purchaser to convert such debenture at any time following the execution of this Agreement.

                7.5    Amendment to Security Agreement. The definition of “Secured Obligations”, contained in that certain Security Agreement between the Purchaser and the Company, dated December 7, 2007, is hereby amended to include the Debentures.

                7.6    Short Sales. The Purchaser covenants that neither it nor any affiliate acting on its behalf or pursuant to any understanding with it will pledge, hypothecate, loan or execute any “short sales,” as such term is defined in Rule 200 of Regulation SHO under the Exchange Act, or other hedging transactions with broker-dealers or other financial institutions that may, in turn, engage in “short sales” of the Common Stock, during the twelve (12) month period prior to conversion of the Debenture.

                7.7    Fees and Expenses. Except as otherwise set forth in this Agreement and the other Transaction Documents, each party shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement; provided that the Company shall pay all actual, reasonable and necessary attorneys’ fees and expenses (including disbursements and out-of-pocket expenses) incurred by the Purchaser in connection with (i) the preparation, negotiation, execution and delivery of this Agreement and the other Transaction Documents and the transactions contemplated thereunder, which payment shall not exceed $20,000 and shall be made at the Closing, and (ii) any amendments, modifications or waivers of this Agreement or any of the other Transaction Documents. The Company shall also pay all reasonable fees and expenses incurred by the Purchaser in connection with the enforcement of this Agreement or any of the other Transaction Documents, including, without limitation, all reasonable attorneys’ fees and expenses.

                7.8    Specific Performance; Consent to Jurisdiction; Venue.

                (a)     The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the other Transaction Documents were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement or the other Transaction Documents and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

                (b)     The parties agree that venue for any dispute arising under this Agreement will lie exclusively in the state or federal courts located in California, and the parties irrevocably waive any right to raise forum non conveniens or any other argument that California is not the proper venue. The parties irrevocably consent to personal jurisdiction in the state and federal courts of the State of California. The Company and the Purchaser consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 7.8 shall affect or limit any right to serve process in any other manner permitted by law. The Company and the Purchaser hereby agree that the prevailing party in any suit, action or proceeding arising out of or relating to the Securities, this Agreement or the other Transaction Documents, shall be entitled to reimbursement for reasonable legal fees from the non-prevailing party. The parties hereby waive all rights to a trial by jury.

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                7.9    Entire Agreement; Amendment. This Agreement and the Transaction Documents contain the entire understanding and agreement of the parties with respect to the matters covered hereby and, except as specifically set forth herein or in the other Transaction Documents, neither the Company nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters, and they supersede all prior understandings and agreements with respect to said subject matter, all of which are merged herein. No provision of this Agreement may be waived or amended other than by a written instrument signed by the Company and the Purchaser. Any amendment or waiver effected in accordance with this Section 7.4 shall be binding upon the Purchaser (and its permitted assigns) and the Company.

                7.10    Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the third business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Company:	Electro Energy, Inc. 30 Shelter Rock Road Danbury, Connecticut 06810 Attention: President Tel. No.: (203) 797-2699 Fax No.: (203) 797-2697

with copies (which copies shall not constitute notice to the Company) to:	Lev & Berlin, P.C. 200 Connecticut Avenue, 5th Floor Norwalk, Connecticut 06854-1940 Attention: Duane L. Berlin, Esq. Tel. No.: (203) 838-8500 Fax No.: (203) 854-1652

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If to the Purchaser:	The Quercus Trust 1835 Newport BlvdA109-PMB 467 Costa Mesa, California 92627 Attn: Mr. David Gelbaum, Trustee

with copies (which copies shall not constitute notice to the Purchaser) to:	Greenberg Glusker 1900 Avenue of ths Stars 21st Floor Los Angeles, California 90067

        Any party hereto may from time to time change its address for notices by giving written notice of such changed address to the other party hereto pursuant to the provisions of this Section 7.10.

                7.11    Waivers. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

                7.12    Headings. The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.

                7.13    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. After the Closing, the assignment by a party to this Agreement of any rights hereunder shall not affect the obligations of such party under this Agreement. Subject to Section 5.1 hereof, the Purchaser may assign the Securities and its rights under this Agreement and the other Transaction Documents and any other rights hereto and thereto without the consent of the Company.

                7.14    No Third Party Beneficiaries. Except as contemplated by Article VI hereof, this Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

                7.15    Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of California, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction. This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

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                7.16    Survival. The representations and warranties of the Company and the Purchaser shall survive the execution and delivery hereof and the Closing hereunder.

                7.17    Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.

                7.18    Publicity. The Company agrees that it will not disclose, and will not include in any public announcement, the name of the Purchaser without the consent of the Purchaser, which consent shall not be unreasonably withheld or delayed, or unless and until such disclosure is required by law, rule or applicable regulation, including without limitation any disclosure pursuant to the Registration Statement, and then only to the extent of such requirement.

                7.19    Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

                7.20    Further Assurances. From and after the date of this Agreement, upon the request of the Purchaser or the Company, the Company and the Purchaser shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement and the other Transaction Documents.

{Signature Page Follows}

17

        IN WITNESS WHEREOF, the parties hereto have caused this Debenture and Warrant Purchase Agreement to be duly executed by their respective authorized officers as of the date first above written.

ELECTRO ENERGY, INC.

By:	/s/ Timothy E. Coyne
Timothy E. Coyne Chief Financial Officer

THE QUERCUS TRUST

By:	/s/ David Gelbaum
David Gelbaum Trustee

18

EXHIBIT A
(The Debenture)

THIS DEBENTURE AND ANY SHARES ACQUIRED UPON THE CONVERSION OF THIS DEBENTURE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR WITHOUT DELIVERING AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

US$625,000	August __, 2008
ELECTRO ENERGY, INC.

10% SENIOR SECURED CONVERTIBLE DEBENTURE
        THIS DEBENTURE of Electro Energy, Inc., a Florida corporation (the “Company”), in the aggregate principal amount of Six Hundred Twenty-Five Thousand Dollars (US$625,000).

        FOR VALUE RECEIVED, the Company promises to pay to The Quercus Trust, or its registered assigns (the “Holder”), the principal sum of Six Hundred Twenty-Five Thousand Dollars (US$625,000), on or prior to August __, 2013 (the “Maturity Date”), and to pay interest to the Holder on the principal sum at the rate of ten percent (10.0%) per annum. Interest shall accrue daily commencing on the Original Issuance Date (as defined in Section 1 below) in the form of cash or freely-trading shares of Common Stock of the Company, as determined in the Company’s sole discretion, until payment in full of the principal sum, together with all accrued and unpaid interest, has been made or duly provided for. In the event that the Company elects to have the interest on this Debenture payable in Common Stock, the shares of Common Stock shall be valued at the VWAP (as defined below) for the ten (10) days immediately preceding the date that such interest is due. Payment of accrued but unpaid interest shall be payable quarterly commencing December 31, 2008, and shall be payable within thirty (30) days of such interest being due and payable. Interest due and payable hereunder shall be paid to the person in whose name this Debenture (or one or more successor Debentures) is registered on the records of the Company regarding registration and transfers of the Debenture (the “Debenture Register”).

        This Debenture is subject to the following additional provisions:

        1.    Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Debenture and Warrant Purchase Agreement, dated as of even date herewith, pursuant to which the Debenture was originally issued (the “Purchase Agreement”). As used in this Agreement, the following terms shall have the following meanings:

1

        “Common Stock” shall mean the shares of Common Stock of the Company (as adjusted for any reverse splits, forward splits, combination, reclassification or stock dividend from the date hereof).

        “Common Stock Equivalents” shall mean any stock options, warrants, convertible securities, debt instruments or other rights to purchase or acquire shares of Common Stock.

        “Conversion Date” shall mean the date upon which the conversion of this Debenture shall be effective.

        “Conversion Ratio” means, at any time, a fraction, the numerator of which is the then outstanding principal amount represented by the Debenture plus accrued but unpaid interest thereon, and the denominator of which is the applicable conversion price at such time.

        “Market Price” shall mean 70% of the VWAP of the Common Stock for the ten (10) business day period prior to the Conversion Date

        “Notice of Conversion” shall have the meaning set forth in Section 4(a) hereof.

        “Original Issuance Date” shall mean the date of the first issuance of this Debenture regardless of the number of transfers hereof.

        “Principal Trading Market” shall mean the Nasdaq Capital Market or other national securities exchange, The National Association of Securities Dealers Inc.‘s Over-The-Counter Bulletin Board, the Pink Sheets, or another national quotation system.

        “Subsequent Financing” shall mean the completion by the Company of one or a series of related debt or equity financing transactions, exclusive of a debt financing for maximum gross proceeds of not more than $25,000,000, by a factor, commercial bank or similar financial institution. Notwithstanding the foregoing, the issuance to KIT Financial, Inc. or its affiliates of convertible debentures in an original aggregate principal amount of not more than $500,000, having a conversion price of $1.00 per share, together with warrants to purchase not more than an aggregate of 1,250,000 shares of the Company’s common stock at an exercise price of $1.00 per share, each having the same terms and conditions as are set forth herein and in the New Debenture and the New Warrant, shall not be considered a Subsequent Financing as defined herein, in the Original Debenture as defined in the Purchase Agreement or in any other agreement, document or instrument between the Company and the Purchaser.

        “Transaction Documents” shall mean (i) this Debenture, (ii) the Purchase Agreement and Registration Rights Agreement between the Holder and the Company of even date herewith and (iii) the Warrant to purchase Common Stock issued by the Company to the Holder.

        “VWAP” means the daily volume weighted average price of the Common Stock on the Principal Trading Market as reported by Bloomberg Financial L.P. (based on a trading day from 9:30 a.m., Eastern time, to 4:00 p.m., Eastern time) using the VWAP function on the date in question.

        2.    Denominations of Debenture. The Debenture is exchangeable for an equal aggregate principal amount of the Debenture of different authorized denominations, as requested by the Holder surrendering the same, but shall not be issuable in denominations of less than integral multiplies of Ten Thousand Dollars (US$10,000). No service charge to the Holder will be made for such registration of transfer or exchange.

        3.    Events of Default and Remedies.

                (a)     “Event of Default,” when used herein, means any one of the following events (whatever the reason and whether any such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

                             (i)      any default in the payment of the principal of or interest on this Debenture as and when the same shall become due and payable lasting more than three (3) Business Days;

                             (ii)     the Company shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach of, this Debenture, and such failure or breach shall not have been remedied within thirty (30) Business Days of its receipt of notice of such failure or breach;

                             (iii)    the occurrence of any event or breach or default by the Company under the other Transaction Documents and, if there is a cure period, such failure or breach shall not have been remedied within the cure period provided for therein;

                             (iv)     the Company or any of its subsidiaries shall commence a voluntary case under the United States Bankruptcy Code as now or hereafter in effect or any successor thereto (the “Bankruptcy Code”); or an involuntary case is commenced against the Company under the Bankruptcy Code and the petition is not controverted within thirty (30) days, or is not dismissed within sixty (60) days, after commencement of the case; or a “custodian” (as defined in the Bankruptcy Code) is appointed for, or takes charge of, all or any substantial part of the property of the Company or the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or there is commenced against the Company any such proceeding which remains undismissed for a period of sixty (60) days; or the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of thirty (30) days; or the Company makes a general assignment for the benefit of creditors; or the Company shall fail to pay, or shall state in writing that it is unable to pay its debts generally as they become due; or the Company shall call a meeting of its creditors with a view to arranging a composition or adjustment of its debts; or the Company shall by any act or failure to act indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company for the purpose of effecting any of the foregoing;

                             (v)       the Company shall default in any of its obligations under any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness of the Company in an amount exceeding One Hundred Thousand Dollars ($100,000.00), whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

                             (vi)     the Company shall issue a press release, or otherwise make publicly known, that it is not honoring a properly executed and duly delivered Notice of Conversion complying with the terms of any of the Transaction Documents, for any reason whatsoever; and

                             (vii)    The Company fails to issue shares of Common Stock to the Holder or to cause its transfer agent to issue shares of Common Stock upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Debenture, fails to transfer or to cause its transfer agent to transfer any certificate for shares of Common Stock issued to the Holder upon conversion of this Debenture and when required by this Debenture or the other Transaction Documents, and such transfer is otherwise lawful, or fails to remove any restrictive legend or to cause its transfer agent to transfer on any certificate or any shares of Common Stock issued to the Holder upon conversion of this Debenture as and when required by this Debenture or any of the Transaction Documents and such legend removal is otherwise lawful, and any such failure shall continue uncured for ten (10) business days after written notice of such failure.

                (b)     (i) If (x) any Event of Default (other then under Section 3(a)(iv) above) occurs, and continues beyond a cure period, if any, then the Holder may, by written notice to the Company, accelerate all of the payments due under this Debenture by declaring all amounts so due under this Debenture, or (y) any Event of Default occurs under Section 3(a)(iv), and continues beyond a cure period, if any, then all of the payments due under this Debenture shall automatically accelerate without any action on the part of the Holder, whereupon, in any such case, the same shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are waived by the Company, notwithstanding anything contained herein to the contrary, and the Holder may immediately and without expiration of any additional grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by the Holder at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon. This shall include, but not be limited to the right to temporary, preliminary and permanent injunctive relief without the requirement of posting any bond or undertaking. During the period commencing upon delivery of a notice of an Event of Default and terminating upon the cure of such Event of Default, the Company shall not issue an equity or debt securities or any Common Stock equivalents, including any options, warrants, or convertible debt or convertible equity.

                             (ii)     The Holder may thereupon proceed to protect and enforce its rights either by suit in equity, by action at law and/or by exercise of its rights under the Security Agreement and/or by other appropriate proceedings whether for the specific performance (to the extent permitted by law) of any covenant or agreement contained in this Debenture or in aid of the exercise of any power granted in this Debenture, and proceed to enforce the payment of the Debenture held by it, and to enforce any other legal or equitable right of such Holder.

                             (iii)    Except as expressly provided for herein, the Company specifically (i) waives all rights it may have (A) to notice of nonpayment, notice of default, demand, presentment, protest and notice of protest with respect to any of the obligations hereunder or the shares of Common Stock and (B) notice of acceptance hereof or of any other action taken in reliance hereon, notice and opportunity to be heard before the exercise by the Holder of the remedies of self-help, set-off, or other summary procedures and all other demands and notices of any type or description except for cure periods, if any; and (ii) releases the Holder, its officers, directors, agents, employees and attorneys from all claims for loss or damage caused by any act or failure to act on the part of the Holder, its officers, attorneys, agents, directors and employees except for gross negligence or willful misconduct.

        4.    Conversion.

                (a)     The Holder is entitled, at its option, to convert and sell at any time and from time to time subject to restrictions set forth below, until payment in full of this Debenture, the principal amount of this Debenture, plus accrued and unpaid interest hereunder, in whole or in part, into shares of Common Stock. The conversion price shall be $1.00 per share (the “Conversion Price”).

                (b)     In the event that this Debenture has not been paid in full or converted in full, prior to the closing of a Subsequent Financing, then, at least ten (10) days prior to the closing of a Subsequent Financing, the Company shall deliver a notice to the Holder (a “Subsequent Financing Notice”). The Subsequent Financing Notice shall describe in reasonable detail the proposed terms of such Subsequent Financing and the Company shall attach thereto the subscription documents and other closing documents in connection with the Subsequent Financing. If the Holder desires to exchange all or a portion of the outstanding principal amount of this Debenture, together with the interest accrued and unpaid thereon, into the securities offered in the Subsequent Financing, then the Holder shall complete the subscription documents and other closing documents in connection with the Subsequent Financing and return them to the Maker, at least three business days prior to the closing of the Subsequent Financing.

                (c)     No fraction of shares or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded to the nearest whole share. To convert this Debenture, on the Conversion Date, the Holder hereof shall deliver written notice thereof, substantially in the form of Exhibit A to this Debenture, with appropriate insertions (the “Conversion Notice”), to the Company at its address as set forth herein.

                (d)     Subject to Section 1.1(e) of the Purchase Agreement (“Underlying Shares”), the Company shall reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of this Debenture, such number of shares of Common Stock as shall from time to time be sufficient to effect such conversion, based upon the Conversion Price.

                (e)     The issuance of a certificate or certificates for shares of Common Stock upon conversion of the Debenture shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issuance or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

                (f)     The portion of this Debenture converted into Common Stock shall be canceled upon conversion.

                (g)     Each Notice of Conversion shall be given by facsimile to the Company no later than 4:00 p.m., Eastern time, on any Business Day. Any such notice shall be deemed given and effective upon the transmission of such facsimile at the facsimile telephone number specified in the Purchase Agreement (with printed confirmation of transmission). In the event that the Company receives the Notice of Conversion after 4:00 p.m., Eastern time, any such notice shall be deemed to have been given on the next Business Day.

                (h)     When the Holder elects to convert a part of the Debenture, then the Company shall reissue a new Debenture in the same form as this Debenture to reflect the new principal amount.

                (i)     If, at the time of issuance of shares of Common Stock upon conversion of this Debenture, no registration statement is in effect with respect to such shares under applicable provisions of the Securities Act, the Company may, at its election, require that (i) the Holder provide written reconfirmation of the Holder’s investment intent to the Company, and (ii) any stock certificate evidencing Common Stock shall bear legends reading substantially as follows:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THIS CERTIFICATE THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.”

                (j)       The conversion price shall be subject to adjustment as set forth below in this Section 4(j).

                             (i)       Adjustment for Stock Splits and Combinations. If the Company shall at any time, or from time to time after the date hereof (the “Original Issue Date”), effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately prior thereto shall be proportionately decreased, and conversely, if the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4(j) shall become effective at the close of business on the date the subdivision or combination becomes effective.

                             (ii)      Adjustment for Certain Dividends and Distributions. In the event the Company at any time, or from time to time after the Original Issue Date, shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Conversion Price then in effect shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

(B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter, the Conversion Price shall be adjusted pursuant to this Section 4(j)(ii)(B) as of the time of actual payment of such dividends or distributions.

                             (iii)     Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then and in each such event provision shall be made so that the holders of this Debenture shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Company that they would have received had the Debentures been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities receivable by them as aforesaid during such period giving application to all adjustments called for during such period under this Section 4(j)(iii).

                (k)   Notwithstanding the foregoing, the Purchaser may not convert this Debenture or exercise the Warrant to the extent that the aggregate number of shares issuable upon such conversion or exercise, together with (i) any penalty shares issued pursuant to the Registration Rights Agreement between the Company and the original Holder executed in connection with this transaction, and the Registration Rights Agreement dated July 23, 2008, and (ii) shares of Common Stock that may have been issued upon the exercise of the warrant issued to the Purchaser pursuant to that certain Warrant Purchase Agreement dated July 23, 2008 , will exceed 19.9% of the total number of shares of Common Stock outstanding as of July 23, 2008, or will otherwise result in a Change in Control (as defined in Section 9 below), until the Company’s stockholders have approved the transactions described herein in accordance with the rules of the Company’s Principal Trading Market. The Company shall use its best effort to obtain stockholder approval as promptly as possible after the Original Issuance Date, but in no event later than October 31, 2008. Failure to obtain such stockholder approval within such time frame shall constitute an Event of Default hereunder.

        5.      Registration Rights. The Company is obligated to register the resale of the shares of Common Stock issuable upon conversion of this Debenture pursuant to the terms and conditions contained in the Registration Rights Agreement, as of even date herewith, between the Company and the Holder (the “Registration Rights Agreement”).

        6.      Ranking; Security.

                (a)     Subject to the provisions of Section 6(b) herein, this Debenture shall rank senior to any other debt of the Company with respect to any payment of amounts due under this Debenture upon the liquidation, dissolution or otherwise of the Company. Except as set forth herein, so long as there are any obligations outstanding under this Debenture, no indebtedness of the Company is or shall become senior to this Debenture in right of payment, whether with respect of interest, damages or upon liquidation or dissolution or otherwise. The Company will not, directly or indirectly, enter into, create, incur or assume any indebtedness of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom, that is senior in any respect to the Company’s obligations under this Debenture. This Debenture shall be secured pursuant to the terms of the Security Agreement, dated December 7, 2007, among the Company, the Purchaser and the collateral agent named therein, and shall be evidenced by a first priority lien on all of the assets of the Company.

                (b)     Notwithstanding the foregoing, this Debenture shall rank pari passu as to payment and security with that certain $500,000 10% Senior Secured Convertible Debenture to be issued to KIT Financial, Inc., or any of its affiliates (the “KIT Debenture”).

        7.    Absolute Payment Obligation. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Debenture at the time, place and rate, and in the coin or currency, herein prescribed. This Debenture is a direct obligation of the Company.

        8.    Prepayment and Subsequent Financing Conversion.

                (a)    Optional Prepayment. Commencing fourteen (14) months after the date hereof, the Company shall have the right, by providing thirty (30) days prior written notice to the Holder, to prepay this Debenture without premium or penalty. A condition precedent to prepayment of this Debenture is that the Company is listed on a Principal Trading Market and the registration statement contemplated by the Registration Rights Agreement shall be declared effective by the U.S. Securities and Exchange Commission or the shares of Common Stock issuable upon conversion of the Debenture may be sold pursuant to Rule 144 under the Securities Act without volume limitations.

                (b)    Subsequent Financing. In the event that the Company shall complete a Subsequent Financing prior to the Maturity Date, and the Holder has not converted this Debenture into the securities issued in a Subsequent Financing or into Common Stock, at the option of such Holder, the principal amount of this Debenture, plus accrued and unpaid interest hereunder, shall become due and payable on the closing of the Subsequent Financing.

        9.    Change in Control. In the event of a Change in Control (as defined below) during the term of this Debenture, the Holder may elect to (i) have this Debenture redeemed by the Company at 110% of the principal balance then outstanding under this Debenture, together with accrued interest, on or within twenty (20) days following the Change in Control (and the Company shall satisfy the redemption request in cash or freely tradable shares of Common Stock, in the Company’s sole discretion) or (ii) convert the principal amount of this Debenture, plus accrued and unpaid interest hereunder, into freely tradable shares of Common Stock on or within such twenty (20) day period. Such Common Stock shall be valued at the relevant VWAP as of the redemption date or conversion date, as the case may be. A “Change in Control” shall be deemed to have occurred when (a) a third person, including a “group,” as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, other than the Purchaser or its affiliates, becomes (other than as a result of a purchase from the Company) the beneficial owner of shares of the Company having 50% or more of the total number of votes that may be cast for the election of directors of the Company and such beneficial owner continues for five consecutive days, or (b) as a result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sale of assets or contested election or any combination of the foregoing transactions, the persons who were directors of the Company before such transaction shall cease for any reason to constitute at least a majority of the Board of Directors of the Company or any successor; provided, however, that no Change in Control shall occur pursuant to or as a result of the transactions described in the Purchase Agreement.

        10.    No Rights of Stockholders. Except as otherwise provided herein or in the Purchase Agreement, this Debenture shall not entitle the Holder to any of the rights of a stockholder of the Company, including without limitation, the right to vote on or consent to any action, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into shares of Common Stock in accordance with the terms hereof.

        11.    Loss, Theft, Mutilation or Destruction. If this Debenture shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed but only upon receipt of an affidavit of such loss, theft or destruction of such Debenture, and, if requested by the Company, an agreement to indemnify the Company in form reasonably acceptable to the Company.

        12.    Governing Law; Jurisdiction; Waiver of Jury Trial.

                (a)     This Debenture shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without giving effect to the principles of conflicts of law thereof. Any action to enforce the terms of this Debenture, the Purchase Agreement or any other Transaction Document shall be exclusively brought in the state and/or federal courts in the State of Delaware. Service of process in any action by the Holder to enforce the terms of this Debenture may be made by serving a copy of the summons and complaint, in addition to any other relevant documents, by commercial overnight courier to the Company at its address set forth in the Purchase Agreement. The Company and the Holder (by its acceptance hereof) hereby consent to the jurisdiction of the state and federal courts located in the State of Delaware.

                (b)     THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS DEBENTURE OR THE TRANSACTIONS CONTEMPLATED BY THIS DEBENTURE. THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO DELIVER OR ACCEPT, AS THE CASE MAY BE, THIS DEBENTURE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

        13.    Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted to be given to any party hereunder shall be in writing and shall be deemed duly given only if delivered to the party personally or sent to the party by facsimile upon electronic confirmation receipt (promptly followed by a hard-copy delivered in accordance with this Section 13) or three days after being mailed by registered or certified mail (return receipt requested), with postage and registration or certification fees thereon prepaid, or if sent by nationally recognized overnight courier, one day after being mailed, addressed to the party at its address as set forth in Section 7.5 of the Purchase Agreement or such other address as may be designated hereafter by notice given pursuant to the terms of this Section 13.

        14.    Waiver. Any waiver by the Company or the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Company or the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture in any other occasion. Any waiver must be in writing.

        15.    Invalidity. If any provision of this Debenture is held to be invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is held to be inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

        16.    Payment Dates. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next following Business Day.

        17.    Transfer; Assignment. This Debenture may not be transferred or assigned, in whole or in part, at any time, except in compliance by the transferor and the transferee with applicable federal and state securities laws.

        18.    Fees of Enforcement. In the event either party commences legal action to enforce its rights under this Debenture, the non-prevailing party shall pay all reasonable costs and expenses (including but not limited to reasonable attorney’s fees, accountant’s fees, appraiser’s fees and investigative fees) incurred in enforcing such rights.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized as of the date first above indicated.

ELECTRO ENERGY, INC.

By:	SAMPLE

{Exhibit A to Debenture is Omitted Intentionally}

EXHIBIT B
(The Warrant)

ELECTRO ENERGY, INC.
Warrant No. ________

WARRANT TO PURCHASE COMMON STOCK
VOID AFTER 5:00 P.M., EASTERN TIME,
ON THE EXPIRATION DATE

August __, 2008

THIS WARRANT AND ANY SHARES ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR WITHOUT DELIVERING AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

                FOR VALUE RECEIVED, Electro Energy, Inc., a Florida corporation (the “Company”), hereby agrees to sell upon the terms and on the conditions hereinafter set forth, at any time commencing on the date hereof but no later than 5:00 p.m., Eastern Time, on August __, 2011 (the “Expiration Date”), to The Quercus Trust, or its registered assigns (the “Holder”), under the terms as hereinafter set forth, up to One Million Five Hundred Sixty-Two Thousand Five Hundred (1,562,500) fully-paid and non-assessable shares of the Company’s Common Stock, par value $.001 per share (the “Common Stock”), at a purchase price per share of $1.00 (the “Warrant Price”), pursuant to the terms and conditions set forth in this warrant (this “Warrant”). The number of shares of Common Stock issued upon exercise of this Warrant (“Warrant Shares”) and the Warrant Price are subject to adjustment in certain events as hereinafter set forth.

                This Warrant is issued pursuant to that certain Debenture and Warrant Purchase Agreement, dated as of even date herewith (the “Purchase Agreement”), between the Company and the Holder. Capitalized terms not otherwise defined herein are defined as set forth in the Purchase Agreement.

1.	Exercise of Warrant.

                (a)     The Holder may exercise this Warrant according to the terms and conditions set forth herein by delivering to the Company, at the address set forth in Section 10 prior to 5:00 p.m., Eastern Time, on the Expiration Date (i) this Warrant, (ii) the Subscription Form attached hereto as Exhibit A (the “Subscription Form”) (having then been duly executed by the Holder) and unless Holder elects to make a “Cashless Exercise” (as defined herein) pursuant to Section 1(b) herein, (iii) cash, a certified check or a bank draft in payment of the purchase price, in lawful money of the United States of America, for the number of Warrant Shares specified in the Subscription Form.

                (b)     If the Holder elects to make a “Cashless Exercise” the Holder shall receive shares of Common Stock on a net basis such that, without the payment of any funds, the Holder shall surrender this Warrant in exchange for the number of shares of Common Stock equal to the product of (x) the number of shares of Common Stock as to which this Warrant is being exercised, multiplied by (y) a fraction, the numerator of which is the aggregate Fair Market Value (as defined herein) price of such Common Stock less the aggregate then applicable Warrant Price, and the denominator of which is such aggregate Fair Market Value price. “Fair Market Value” means the daily volume weighted average price (“VWAP”) of the Common Stock on the Principal Trading Market for the ten (10) trading days prior to the date of exercise of this warrant as reported by Bloomberg Financial L.P. (based on a trading day from 9:30 a.m., Eastern time, to 4:00 p.m., Eastern time.

                (c)     This Warrant may be exercised in whole or in part so long as any exercise in part hereof would not involve the issuance of fractional Warrant Shares. If exercised in part, the Company shall deliver to the Holder a new Warrant, identical in form to this Warrant, in the name of the Holder, evidencing the right to purchase the number of Warrant Shares as to which this Warrant has not been exercised, which new Warrant shall be signed by the Chief Executive Officer or President of the Company. The term Warrant as used herein shall include any subsequent Warrant issued as provided herein.

                (d)     No fractional Warrant Shares or scrip representing fractional Warrant Shares shall be issued upon the exercise of this Warrant, but the number of shares issuable shall be rounded to the nearest whole share

                (e)     In the event of any exercise of the rights represented by this Warrant, a certificate or certificates for Warrant Shares so purchased, registered in the name of the Holder on the stock transfer books of the Company, shall be delivered to the Holder within a reasonable time after such rights shall have been so exercised. The person or entity in whose name any certificate for Warrant Shares is issued upon exercise of the rights represented by this Warrant shall for all purposes be deemed to have become the holder of record of such Warrant Shares immediately prior to the close of business on the date on which the Warrant was surrendered and payment of the Warrant Price and any applicable taxes was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the opening of business on the next succeeding date on which the Company’s stock transfer books are open. Except as provided in Section 4 hereof, the Company shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Warrant Shares on exercise of this Warrant.

                (f)     Notwithstanding the foregoing, the Holder may not convert this Warrant to the extent that the aggregate number of shares issuable upon such exercise or conversion when combined with (i) any penalty shares issued pursuant to the Registration Rights Agreement between the Company and the original Holder of even date herewith, and (ii) shares of Common Stock that may have been issued upon the exercise of that certain warrant issued to the Holder on July 23, 2008, will exceed 19.9% of the total number of shares of Common Stock outstanding as of July 23, 2008, until the Company’s stockholders have approved the transactions described herein in accordance with the rules of the Company’s Principal Trading Market. The Company shall use its best efforts to obtain stockholder approval as promptly as possible after the issuance date of this Warrant, but in no event later than October 31, 2008.

        2.    Disposition of Warrant Shares and Warrant.

                (a)     The Holder hereby acknowledges that: (i) this Warrant and any Warrant Shares purchased pursuant hereto are not being registered (A) under the Securities Act of 1933 (the “Securities Act”) on the ground that the issuance of this Warrant is exempt from registration under Section 4(2) of the Securities Act as not involving any public offering, or (B) under any applicable state securities law because the issuance of this Warrant does not involve any public offering; and (ii) that the Company’s reliance on the registration exemption under Section 4(2) of the Securities Act and under applicable state securities laws is predicated in part on the representations hereby made to the Company by the Holder. The Holder represents and warrants that it is acquiring this Warrant and will acquire Warrant Shares for investment for its own account, with no present intention of dividing its participation with others or reselling or otherwise distributing this Warrant or Warrant Shares.

                (b)     The Holder hereby agrees that it will not sell, transfer, pledge or otherwise dispose of (collectively, “Transfer”) all or any part of this Warrant and/or Warrant Shares unless and until it shall have first have given notice to the Company describing such Transfer and furnished to the Company (i) unless a registration statement is in effect with respect to the Warrant and/or the Warrant Shares, or unless the Warrant and/or the Warrant Shares are being sold pursuant to Rule 144 promulgated under the Securities Act, a statement from the transferee, whereby the transferee represents and warrants that it is acquiring this Warrant and will acquire Warrant Shares, as applicable, for investment for its own account, with no present intention of dividing its participation with others or reselling or otherwise distributing this Warrant or Warrant Shares, as applicable, and either (ii) an opinion, reasonably satisfactory to counsel for the Company, of counsel (skilled in securities matters, selected by the Holder and reasonably satisfactory to the Company) to the effect that the proposed Transfer may be made without registration under the Securities Act and without registration or qualification under any state law, or (iii) an interpretative letter from the U.S. Securities and Exchange Commission to the effect that no enforcement action will be recommended if the proposed sale or transfer is made without registration under the Securities Act.

                (c)     If, at the time of issuance of Warrant Shares, no registration statement is in effect with respect to such shares under applicable provisions of the Securities Act, the Company may, at its election, require that (i) the Holder provide written reconfirmation of the Holder’s investment intent to the Company, and (ii) any stock certificate evidencing Warrant Shares shall bear legends reading substantially as follows:

“THE SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THE WARRANT PURSUANT TO WHICH THESE SHARES WERE PURCHASED FROM THE COMPANY. COPIES OF SUCH RESTRICTIONS ARE ON FILE AT THE PRINCIPAL OFFICES OF THE COMPANY. NO TRANSFER OF SUCH SHARES OR OF THIS CERTIFICATE (OR OF ANY SHARES OR OTHER SECURITIES (OR CERTIFICATES THEREFOR) ISSUED IN EXCHANGE FOR OR IN RESPECT OF SUCH SHARES) SHALL BE EFFECTIVE UNLESS AND UNTIL THE TERMS AND CONDITIONS SET FORTH IN THE WARRANT HAVE BEEN COMPLIED WITH.”

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THIS CERTIFICATE THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.”

In addition, so long as the foregoing legend may remain on any stock certificate evidencing Warrant Shares, the Company may maintain appropriate “stop transfer” orders with respect to such certificates and the shares represented thereby on its books and records and with those to whom it may delegate registrar and transfer functions.

The Company shall remove such legend upon request of the Holder at such time as the Holder is eligible to transfer the Warrant Shares under Rule 144.

        3.    Reservation of Shares. The Company hereby agrees that at all times there shall be reserved for issuance upon the exercise of this Warrant such number of shares of the Common Stock as shall be required for issuance upon exercise of this Warrant. The Company further agrees that all Warrant Shares will be duly authorized and will, upon issuance and payment of the exercise price therefor, be validly issued, fully paid and non-assessable, free from all taxes, liens, charges and encumbrances with respect to the issuance thereof, other than taxes, if any, in respect of any transfer occurring contemporaneously with such issuance and other than transfer restrictions imposed by federal and state securities laws. Upon the issuance of this Warrant, the Company shall have sufficient authorized shares of Common Stock to exercise the portion permitted to be exercised at such time.

        4.    Exchange, Transfer or Assignment of Warrant. Subject to Section 2, this Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other Warrants of the Company (“Warrants”) of different denominations, entitling the Holder or Holders thereof to purchase in the aggregate the same number of Warrant Shares purchasable hereunder. Subject to Section 2, upon surrender of this Warrant to the Company or at the office of its stock transfer agent, if any, with the Assignment Form attached hereto as Exhibit B (the “Assignment Form”) duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in the Assignment Form and this Warrant shall promptly be canceled. Subject to Section 2, this Warrant may be divided or combined with other Warrants that carry the same rights upon presentation hereof at the office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof.

        5.    Capital Adjustments. This Warrant is subject to the following further provisions:

                (a)    Recapitalization, Reclassification and Succession. If any recapitalization of the Company or reclassification of its Common Stock or any merger or consolidation of the Company into or with a corporation or other business entity, or the sale or transfer of all or substantially all of the Company’s assets or of any successor corporation’s assets to any other corporation or business entity (any such corporation or other business entity being included within the meaning of the term “successor corporation”) shall be effected, at any time while this Warrant remains outstanding and unexpired, then, as a condition of such recapitalization, reclassification, merger, consolidation, sale or transfer, lawful and adequate provision shall be made whereby the Holder of this Warrant thereafter shall have the right to receive upon the exercise hereof as provided in Section 1 and in lieu of the Warrant Shares immediately theretofore issuable upon the exercise of this Warrant, such shares of capital stock, securities or other property as may be issued or payable with respect to or in exchange for the number of outstanding shares of Common Stock equal to the number of Warrant Shares immediately theretofore issuable upon the exercise of this Warrant had such recapitalization, reclassification, merger, consolidation, sale or transfer not taken place, and in each such case, the terms of this Warrant shall be applicable to the shares of stock or other securities or property receivable upon the exercise of this Warrant after such consummation.

                (b)    Subdivision or Combination of Shares. If the Company at any time while this Warrant remains outstanding and unexpired shall subdivide or combine its Common Stock, the number of Warrant Shares purchasable upon exercise of this Warrant shall be proportionately adjusted.

                (c)    Stock Dividends and Distributions. If the Company at any time while this Warrant is outstanding and unexpired shall issue or pay the holders of its Common Stock, or take a record of the holders of its Common Stock for the purpose of entitling them to receive, a dividend payable in, or other distribution of, Common Stock, then the number of Warrant Shares purchasable upon exercise of this Warrant shall be adjusted to the number of shares of Common Stock that Holder would have owned immediately following such action had this Warrant been exercised immediately prior thereto.

                (d)    Exercise Price Adjustment. (i) If, prior to exercise of this Warrant, the Company has issued, or shall be deemed to have issued, Additional Shares of Common Stock (as defined below) for a consideration per share of less than the Warrant Price, then the Warrant Price will be adjusted to the consideration per share paid; provided, however, in no event shall the Warrant Price be less than $0.4545 per share.

                        (ii)     As used herein, “Additional Shares” shall mean all shares of Common Stock, or any stock options, warrants, convertible securities or other rights to purchase or acquire shares of Common Stock, issued or deemed to be issued by the Company after the date hereof; provided, however, that issuances or deemed issuances (A) described in subsections (a), (b) or (c) of this Section 5, (B) of Common Stock or options or warrants to purchase Common Stock issued to officers, directors or employees of or consultants to the Company pursuant to any compensation agreement, plan or arrangement, or the issuance of Common Stock upon the exercise of any such options or warrants, (C) of Common Stock upon the conversion of the Debenture issued pursuant to that certain Debenture and Warrant Purchase Agreement dated December 7, 2007 between the Company and The Quercus Trust, and (D) of Common Stock upon the exercise of the Debenture issued pursuant to that certain Warrant Purchase Agreement dated July 23, 2008 between the Company and The Quercus Trust, shall not be deemed issuances of Additional Shares of Common Stock.

                (e)    Price Adjustments. Whenever the number of Warrant Shares purchasable upon exercise of this Warrant is adjusted pursuant to Sections 5(a), 5(b) or 5(c), the then applicable Warrant Price shall be proportionately adjusted.

                (f)    Adjustment to Number of Warrant Shares. Upon any decrease in the Exercise Price pursuant to Section 5(d), the number of Warrant Shares shall be increased to that number of shares determined by multiplying the Warrant Price in effect immediately prior to such price decrease by the number of Warrant Shares issuable upon exercise of the Warrant immediately prior to such decrease and dividing the resulting product by the decreased Warrant Price.

                (g)    Certain Shares Excluded. The number of shares of Common Stock outstanding at any given time for purposes of the adjustments set forth in this Section 5 shall exclude any shares then directly or indirectly held in the treasury of the Company.

                (h)    Deferral and Cumulation of De Minimis Adjustments. The Company shall not be required to make any adjustment pursuant to this Section 5 if the amount of such adjustment would be less than one percent (1%) of the Warrant Price in effect immediately before the event that would otherwise have given rise to such adjustment. In such case, however, any adjustment that would otherwise have been required to be made shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to not less than one percent (1%) of the Warrant Price in effect immediately before the event giving rise to such next subsequent adjustment. All calculations under this Section 5 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be, but in no event shall the Company be obligated to issue fractional Warrant Shares or fractional portions of any securities upon the exercise of the Warrant.

                (i)    Duration of Adjustment. Following each computation or readjustment as provided in this Section 5, the new adjusted Warrant Price and number of Warrant Shares purchasable upon exercise of this Warrant shall remain in effect until a further computation or readjustment thereof is required.

        6.    Notice to Holders.

                (a)    Notice of Record Date. In case:

                        (i)      the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time receivable upon the exercise of this Warrant) for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right;

                        (ii)     of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation with or merger of the Company into another corporation, or any conveyance of all or substantially all of the assets of the Company to another corporation; or

                        (iii)    of any voluntary dissolution, liquidation or winding-up of the Company;

then, and in each such case, the Company will mail or cause to be mailed to the Holder hereof at the time outstanding a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up is to take place, and the time, if any, is to be fixed, as of which the holders of record of Common Stock (or such stock or securities at the time receivable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution or winding-up. Such notice shall be mailed at least ten (10) calendar days prior to the record date therein specified, or if no record date shall have been specified therein, at least ten (10) days prior to such specified date.

                (b)    Certificate of Adjustment. Whenever any adjustment shall be made pursuant to Section 5 hereof, the Company shall promptly make available and have on file for inspection a certificate signed by its Chairman, Chief Executive Officer, President or a Vice President, setting forth in reasonable detail the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Warrant Price and number of Warrant Shares purchasable upon exercise of this Warrant after giving effect to such adjustment.

        7.    Loss, Theft, Destruction or Mutilation. Upon receipt by the Company of evidence satisfactory to it, in the exercise of its reasonable discretion, of the ownership and the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Company and, in the case of mutilation, upon surrender and cancellation thereof, the Company will execute and deliver in lieu thereof, without expense to the Holder, a new Warrant of like tenor dated the date hereof.

        8.    Warrant Holder Not a Stockholder. The Holder of this Warrant, as such, shall not be entitled by reason of this Warrant to any rights whatsoever as a stockholder of the Company, including but not limited to voting rights.

        9.    Registration Rights. The Warrant Shares will be accorded the registration rights under the Securities Act set forth in that certain Registration Rights Agreement of even date herewith between the Company and the original Holder pursuant to which this Warrant was originally issued.

        10.    Notices. Any notice provided for in this Warrant must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested), or sent by reputable overnight courier service (charges prepaid) to the recipient at the address below indicated:

If to the Company:

Electro Energy, Inc. 30 Shelter Rock Road Danbury, Connecticut 06810 Attention: President

With a copy to:

Duane L. Berlin, Esq. Lev & Berlin, P.C. 200 Connecticut Avenue, 5th Floor Norwalk, Connecticut 06854

If to the Holder:

To the address of such Holder set forth on the books and records of the Company.
                   or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Warrant will be deemed to have been given (a) if personally delivered, upon such delivery, (b) if mailed, five days after deposit in the U.S. mail, or (c) if sent by reputable overnight courier service, one business day after such service acknowledges receipt of the notice.
        11.    Choice of Law.   THIS WARRANT IS ISSUED UNDER AND SHALL FOR ALL PURPOSES BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAW RULES.

        12.    Submission to Jurisdiction: Waiver of Jury Trial.   THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) HEREBY SUBMITS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF DELAWARE, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS WARRANT AND AGREES THAT ALL CLAIMS IN RESPECT OF THE ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT. THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) ALSO AGREE NOT TO BRING ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS WARRANT IN ANY OTHER COURT. THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) HEREBY WAIVES ANY DEFENSE OF INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT AND WAIVES ANY BOND, SURETY, OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO. THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS WARRANT OR THE TRANSACTIONS CONTEMPLATED BY THIS WARRANT. THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF) HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO DELIVER OR ACCEPT, AS THE CASE MAY BE, THIS WARRANT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

        IN WITNESS WHEREOF, the Company has duly caused this Warrant to be signed on its behalf, in its corporate name and by a duly authorized officer, as of the date first written above.

ELECTRO ENERGY, INC.

By:	SAMPLE
Name: Title:

{Exhibits A and B to the Form of Warrant are Omitted Intentionally}

Schedule 1.1(a): Milestones
MILESTONES
        The following are the milestones. No funds shall be required unless and until the Company timely meets its milestones.

MILESTONE #1

•	Abide by weekly budget attached hereto in all material respects. No expenditures shall be made for Colorado Springs except from revenues from such operation, without the approval of the Investor. The Company shall immediately provide all information, materials and access reasonably requested by the Investor and/or its agents in order to confirm the foregoing.

•	Complete and approve 2.2Ah cell specification and data sheet NLT 8/3.

•	Complete and approve 2.2Ah cell process, operating and quality specifications NLT 8/10.

•	Implement 1000 cell per day input to assembly process to debug and improve yield of equipment through formation NLT 8/10.

•	Quercus to acquire New Debenture(s) and Warrants for Six Hundred Twenty-Five Thousand Dollars ($625,000) within two (2) calendar days of completion, if timely completed, or upon the execution of definitive transaction documents if completed prior thereto.

MILESTONE #2

•	Continue to abide by the above budget in all material respects and immediately provide all information, materials and access reasonably requested by the Investor and/or its agents in order to confirm such compliance.

•	Achieve 2.2Ah cell UN certification NLT 8/31.

•	Ship 300 sample cells to customers NLT 8/18.

•	Book orders for 1000 cells NLT 8/31.

•	Quercus to acquire additional New Debenture(s) and Warrants for Six Hundred Twenty-Five Thousand Dollars ($625,000) within two (2) calendar days of timely completion.

•	Proof of completion of each milestone to be submitted to Mr. Lyle Deitch.

Budget

{Intentionally Omitted}

Schedule 2.1(a): Capitalization

{Intentionally Omitted}

Exhibit E

ELECTRO ENERGY, INC.
REGISTRATION RIGHTS AGREEMENT
                THIS REGISTRATION RIGHTS AGREEMENT, dated as of August, 18, 2008 (this “Agreement”), is made by and between Electro Energy, Inc., a Florida corporation, with headquarters located at 30 Shelter Rock Road, Danbury, Connecticut 06810 (the “Company”), and The Quercus Trust (the “Purchaser”).

W I T N E S S E T H:
                WHEREAS, upon the terms and subject to the conditions of the Debenture and Warrant Purchase Agreement, dated as of even date herewith, between the Company and the Purchaser (the “Purchase Agreement”) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement), the Company has agreed to issue and sell to the Purchaser, upon the Company’s completion of certain business milestones set forth in the Purchase Agreement, up to two (2) 10% Senior Secured Convertible Debentures, each with a face value of $625,000 (each, a “Debenture”) and up to two warrants for the purchase of up to 1,562,500 shares of common stock (each, a “Warrant”)(collectively, the “Securities”);

                WHEREAS, the Company has agreed to issue the Debentures and Warrants to the Purchaser, which are convertible or exercisable, respectively, into shares of Common Stock (the “Registrible Securities”) upon the terms and conditions of the Debentures and Warrants; and

                WHEREAS, in order to induce the Purchaser to execute and deliver the Purchase Agreement and the consideration called for therein, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”), with respect to the Registrable Securities (as defined below);

                NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

                1.    Definitions. As used in this Agreement, the following terms shall have the following meanings:

                (a)     “Closing Date” means the date of the final closing of the purchase and sale of the Debenture and Warrant.

                (b)     “Effective Date” means the date the SEC declares a Registration Statement covering Registrable Securities and otherwise meeting the conditions contemplated hereby to be effective.

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                (c)     “Principal Trading Market” shall mean the Nasdaq Capital Market or other national quotation system, The National Association of Securities Dealers Inc.‘s Over-The-Counter Bulletin Board, the Pink Sheets, or a national securities exchange.

                (d)     “Register,” “Registered,” and “Registration” refer to a registration effected by preparing and filing a Registration Statement or Statements in compliance with the Securities Act and pursuant to Rule 415 under the Securities Act or any successor rule providing for offering securities on a continuous basis (“Rule 415”), and the declaration or ordering of effectiveness of such Registration Statement by the United States Securities and Exchange Commission (the “SEC”).

                (e)     “Registrable Securities” means the shares of Common Stock that (i) are issuable upon exercise of the Warrants and Debentures and (ii) may be issued as the Periodic Amount, as set forth in Section 2(b) herein, provided that all such shares shall cease to be Registrable Securities at such time as they have been sold under a Registration Statement or pursuant to Rule 144 under the Securities Act or otherwise or at such time as they are eligible to be sold pursuant to Rule 144 (without volume limitations).

                (f)     “Registration Statement” means a registration statement of the Company under the Securities Act covering Registrable Securities on Form S-3, if the Company is then eligible to file using such form, and if not eligible, on such other appropriate form.

                2.    Registration.

                (a)    Demand Registration. The Company shall prepare and file with the SEC, as soon as possible, but no later than ninety (90) days after the Company’s receipt of Purchaser’s written request to file a Registration Statement, (the “Required Filing Date”), a Registration Statement registering for resale by the Purchaser a number of shares of Common Stock necessary for the Purchaser to sell the Registrable Securities, but, subject to Section 3 (Rule 415) hereinbelow, in no event less than that number of shares of Common Stock which would be issuable upon exercise of the Warrant or Warrants, at their initial exercise price and upon conversion of the Debenture or Debentures. The Registration Statement shall state that, in accordance with Rule 416 and 457 under the Securities Act, it also covers such indeterminate number of additional shares of Common Stock as may become issuable upon the exercise of the Warrant or Warrants, and upon conversion of the Debenture or Debentures to prevent dilution resulting from stock splits or stock dividends. The Company will use its reasonable best efforts to cause such Registration Statement to be declared effective. In addition, the Company shall promptly prepare and file with the SEC (i) such amendments (including post-effective amendments) and supplements to such Registration Statement or (ii) an additional Registration Statement in the event that the original Registration Statement does not cover all of the shares of Common Stock described above (including, without limitation, as a result of the exercise of the Warrants or conversion of the Debentures).

2

                (b)    Payments by the Company.

                        (i)      Subject to Section 3 below, if the Registration Statement covering the Registrable Securities is not filed with the SEC by the Required Filing Date, the Company will make payment to the Purchaser in such amounts and at such times as shall be determined pursuant to this Section 2(b).

                        (ii)     If the Purchaser fails to respond to any SEC comment letter regarding any Registration Statement within thirty (30) calendar days of receipt (the “Required Response Date”), then the Company will make payments to the Purchaser in such amounts and at such times as shall be determined pursuant to this Section 2(b).

                        (iii)    The amount (the “Periodic Amount”) to be paid by the Company to the Purchaser shall be determined as of each Computation Date (as defined below) and such Periodic Amount shall be equal to 2% of the outstanding principal amount of that certain 10% Senior Secured Convertible Debenture, issued to the Purchaser on December 7, 2007 (the “Debenture”), for the period from the date following each of the relevant Required Filing Date or the Required Response Date, as the case may be, to the first relevant Computation Date, and thereafter to each subsequent Computation Date (prorated on a daily basis if such period is less than thirty (30) days); provided, however, that such Periodic Amounts shall cease after six (6) months from the initial Computation Date. The parties acknowledge that the failure to comply on a timely basis with the provisions related to both the Required Filing Date and the Required Response Date would result in a maximum payment of twelve (12%) percent of the then outstanding principal amount of the Debenture.

                        (iv)     Each Periodic Amount will be payable by the Company, and at the option of the Company, in cash or in shares of Common Stock (1) on the day after the Required Filing Date or the Required Response Date, as the case may be, and (2) each thirtieth day thereafter.

                        (v)      The parties acknowledge that the damages which may be incurred by the Purchaser if the Registration Statement is not filed by the Required Filing Date or an SEC comment letter has not been responded to by a Required Response Date, may be difficult to ascertain. The parties agree that the Periodic Amounts represent a reasonable estimate on the part of the parties, as of the date of this Agreement, of the amount of such damages.

                        (vi)     Notwithstanding the foregoing, the amounts payable by the Company pursuant to this provision shall not be payable to the extent any delay in the filing of the Registration Statement or any delay in filing a response to an SEC comment letter occurs because of an act of, or a failure to act or to act timely by the Purchaser or its counsel.

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                        (vii)    “Computation Date” means (A) the date which is the earlier of (1) thirty (30) days after the Required Filing Date or Required Response Date, as the case may be, or (2) the date after the Required Filing Date on which the Registration Statement is filed (with respect to payments due as contemplated by Section 2(b)(i) hereof) or the date after the Required Response Date on which an SEC comment letter is responded to (with respect to payments due as contemplated by Section 2(b)(ii) hereof), as the case may be, and (B) each date which is the earlier of (1) thirty (30) days after the previous Computation Date or (2) the date after the previous Computation Date on which the Registration Statement is filed (with respect to payments due as contemplated by Section 2(b)(i) hereof) or an SEC comment letter is responded to (with respect to payments due as contemplated by Section 2(b)(ii) hereof), as the case may be.

                3.    Rule 415.

                (a)     Notwithstanding anything to the contrary contained in this Agreement, if the staff of the SEC (the “Staff”) or the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting a primary offering of securities by or on behalf of the Company, or in any other manner, such that the Staff or the SEC does not permit such Registration Statement to become effective and used for resales in a continuous at the market offering pursuant to Rule 415 under the Securities Act by the Purchaser (or as otherwise may be acceptable to the Purchaser) without being named therein as “underwriters” (a “Resale Registration Statement”), and the Company has used its reasonable efforts to contest such determination, then the Company shall have the right to reduce the number of Registrable Securities to be included in such Registration Statement by the Purchaser, to the extent that the Staff or the SEC shall permit such Registration Statement to become effective as a Resale Registration Statement. In making such reduction, the Company shall reduce the number of Registrable Securities to be included by all holders on a pro rata basis (based upon the number of Registrable Securities otherwise required to be included for each holder), unless the inclusion of Registrable Securities by a particular holder or a particular type of holders is the cause of the refusal by the Staff or the SEC to allow such Registration to become effective as a Resale Registration Statement, in which event the Registrable Securities held by such holder or type of holders shall be the only Registrable Securities subject to reduction (and if by a set of holders on a pro rata basis with respect to such holders or on such other basis as would result in the exclusion of the least number of shares by all such holders). In addition, if the Staff or the SEC the Purchaser to be identified as an “underwriter” in order to permit such Registration Statement to become effective, and the Purchaser does not consent to being so named as an underwriter in such Registration Statement, then, in each such case, the Company shall be entitled to reduce the total number of Registrable Securities to be registered on behalf of the Purchaser, until such time as the Staff or the SEC does not require such identification.

                (b)     If any reduction in the number of Registrable Securities included in a Registration Statement is made pursuant to paragraph (a) above or pursuant to Section 3(a) of the 2007 Registration Rights Agreement, then the Purchaser shall have no claim against the Company as a result of such reduction or any event or other delay or breach of this Agreement attributable primarily to the refusal of the Staff or the SEC to permit such registration statement to become effective as a Resale Registration Statement, nor shall any such reduction entitle the Purchaser to require the Company to pay any amount pursuant to Section 2(b) hereof or otherwise provide the basis for any claim by the Purchaser against the Company pursuant to this Agreement, except to the extent the Company fails to comply with this Section 3.

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                (c)     In the event of any reduction in Registrable Securities pursuant to this Section 3, the Purchaser shall have the right, upon delivery of a written request to the Company, to require the Company to file a Resale Registration Statement under Rule 415 within 90 days after its receipt of such request (subject to (i) any restrictions imposed by Rule 415, (ii) the Company’s ongoing efforts to register the Registrible Securities, as that term is defined in the 2007 Registration Rights Agreement or (iii) comments by the Staff or the SEC) for resale by the Purchaser in a manner reasonably acceptable to the Purchaser, and the Company shall following such request use its commercially reasonable efforts to cause such registration statement to be declared and kept effective in the same manner as otherwise contemplated in this Agreement for Registration Statements hereunder (it being understood that the special demand right under this sentence may be exercised by the Purchaser multiple times and with respect to limited amounts of Registrable Securities to the extent limitations are required in order to permit the resale thereof by the Purchaser pursuant to a Resale Registration Statement as contemplated above).

                4.    Obligations of the Company. In connection with the registration of the Registrable Securities, the Company shall do each of the following:

                (a)     Prepare promptly, and file with the SEC by the Required Filing Date a Registration Statement with respect to not less than the number of Registrable Securities provided in Section 2(a) above, and thereafter use its reasonable best efforts to cause such Registration Statement relating to Registrable Securities to become effective and keep the Registration Statement effective at all times during the period (the “Registration Period”) continuing until the earlier of (i) the date when the Purchaser may sell all Registrable Securities under Rule 144 without volume or other restrictions or limits or (ii) the date the Purchaser no longer owns any of the Registrable Securities, which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

                (b)     Prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to keep the Registration Statement effective at all times during the Registration Period, and, during the Registration Period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by the Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in the Registration Statement;

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                (c)     Permit a single firm of counsel designated by the Purchaser to review, at the Purchaser’s expense, the Registration Statement and all amendments and supplements thereto a reasonable period of time (but not less than three (3) business days) prior to their filing with the SEC, and not file any document in a form to which such counsel reasonably objects, at Purchaser’s expense;

                (d)     Notify the Purchaser’s counsel and any managing underwriters immediately (and, in the case of (i)(A) below, not less than three (3) business days prior to such filing) and (if requested by any such person) confirm such notice in writing no later than one (1) business day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed; (B) whenever the SEC notifies the Company whether there will be a “review” of such Registration Statement; (C) whenever the Company receives (or a representative of the Company receives on its behalf) any oral or written comments from the SEC in respect of a Registration Statement (copies or, in the case of oral comments, summaries of such comments shall be promptly furnished by the Company to the Purchasers); and (D) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any proceedings for that purpose; (iv) if at any time any of the representations or warranties of the Company contained in any agreement (including any underwriting agreement) contemplated hereby ceases to be true and correct in all material respects; (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose; and (vi) of the occurrence of any event that to the best knowledge of the Company makes any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. In addition, the Company shall furnish the Purchaser’s counsel with copies of all intended written responses to the comments contemplated in clause (C) of this Section 4(d) not later than one (1) business day in advance of the filing of such responses with the SEC so that the Purchasers shall have the opportunity to comment thereon, if relevant to the Purchaser;

                (e)     Furnish to Purchaser’s counsel (i) promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one (1) copy of the Registration Statement, each preliminary prospectus and prospectus, and each amendment or supplement thereto, and (ii) such number of copies of a prospectus, and all amendments and supplements thereto and such other documents, as such Purchaser may reasonably request in order to facilitate the disposition of the Registrable Securities owned by the Purchaser;

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                (f)     As promptly as practicable after becoming aware thereof, notify Purchaser’s counsel of the happening of any event of which the Company has knowledge, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and use its best efforts promptly to prepare a supplement or amendment to the Registration Statement or other appropriate filing with the SEC to correct such untrue statement or omission, and deliver a number of copies of such supplement or amendment to the Purchaser as the Purchaser may reasonably request;

                (g)     As promptly as practicable after becoming aware thereof, notify the Purchaser who holds the Registrable Securities being sold (or, in the event of an underwritten offering, the managing underwriters) of the issuance by the SEC of a Notice of Effectiveness or any notice of effectiveness or any stop order or other suspension of the effectiveness of the Registration Statement at the earliest possible time;

                (h)     Use its reasonable efforts to secure and maintain the designation of all the Registrable Securities covered by the Registration Statement on the Principal Trading Market within the meaning of Rule 11Aa2-1 of the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the quotation of the Registrable Securities on the Principal Trading Market;

                (i)     Cooperate with the Purchaser to facilitate the timely preparation and delivery of certificates for the Registrable Securities to be offered pursuant to the Registration Statement and enable such certificates for the Registrable Securities to be in such denominations or amounts as the case may be, as the Purchaser may reasonably request, and, within five (5) business days after a Registration Statement which includes Registrable Securities is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel selected by the Company to deliver, to the transfer agent for the Registrable Securities (with a copy to Purchaser’s counsel) an appropriate instruction and opinion of such counsel;

                (j)     For a period of 30 days from the Effective Date, not file a registration statement covering any additional shares of Common Stock (excluding on Form S-4 or Form S-8, or an amendment or supplement to a previously-filed registration statement); and

                (k)     Take all other reasonable actions necessary to expedite and facilitate disposition by the Purchaser of the Registrable Securities pursuant to the Registration Statement.

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                5.    Obligations of the Purchaser. In connection with the registration of the Registrable Securities, the Purchaser shall have the following obligations:

                (a)     The Purchaser, by the Purchaser’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the Registration Statement hereunder, unless the Purchaser has notified the Company in writing of the Purchaser’s election to exclude all of the Purchaser’s Registrable Securities from the Registration Statement; and

                (b)     The Purchaser agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4(f) or 4(g), above, the Purchaser will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until the Purchaser’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 4(f) or 4(g) and, if so directed by the Company, the Purchaser shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in the Purchaser’s possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice, provided that the Purchaser may retain one archival copy (to the extent such prospectus is not filed with the SEC).

                6.    Expenses of Registration.

                (a)     All expenses (other than (i) underwriting discounts and commissions of the Purchaser and (ii) expenses of the Purchaser’s counsel incurred in connection with registrations, filings or qualifications pursuant to Section 4), including, without limitation, all registration, listing, and qualifications fees, printers and accounting fees, the fees and disbursements of counsel for the Company shall be borne by the Company.

                (b)     The Company has not, as of the date hereof, nor shall the Company on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Purchaser in this Agreement or the Purchase Agreement, except as disclosed therein.

                7.    Indemnification. After Registrable Securities are included in a Registration Statement under this Agreement:

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                (a)     To the extent permitted by law, the Company will indemnify and hold harmless, the Purchaser, the directors, if any, of the Purchaser, the officers, if any, of the Purchaser (each, an “Indemnified Party”), against any losses, claims, damages, liabilities or expenses (joint or several) incurred (collectively, “Claims”) to which any of them may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Claims (or actions or proceedings, whether commenced in respect thereof) arise out of or are based upon: (i) any untrue statement or untrue statement of a material fact contained in the Registration Statement or any post-effective amendment thereof or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or untrue statement of a material fact contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation under the Securities Act, the Exchange Act or any state securities law (the matters in the foregoing clauses (i) through (iii) being collectively referred to as “Violations”). The Company shall reimburse the Purchaser for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 7(a) shall not (i) apply to any Claims arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Indemnified Party expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto; (ii) be available to the extent such Claim is based on a failure of the Purchaser to deliver or cause to be delivered the prospectus made available by the Company; or (iii) apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. The Purchaser will indemnify the Company, its officers, directors and agents (including legal counsel) (each an “Indemnified Party”) against any claims arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company, by or on behalf of such Purchaser, expressly for use in connection with the preparation of the Registration Statement, subject to such limitations and conditions set forth in this Section 7. The Purchaser shall reimburse the Company for any reasonable legal fees or other reasonable expenses incurred by it in connection with investigating or defending any such Claim. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party, and shall survive the offering and transfer of the Registrable Securities by the Purchaser.

                (b)     Promptly after receipt by an Indemnified Party under this Section 7 of notice of the commencement of any action (including any governmental action), such Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Party, as the case may be; provided, however, that an Indemnified Party shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Party under this Section 7 except to the extent that the indemnifying party is prejudiced in its ability to defend such action. The indemnification required by this Section 7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense as such expense, loss, damage or liability is incurred and is due and payable.

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                8.    Contribution. To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 7 to the fullest extent permitted by law; provided, however, that (a) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 7; (b) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of such fraudulent misrepresentation; and (c) except where the seller has committed fraud (other than a fraud by reason of the information included or omitted from the Registration Statement as to which the Company has not given notice as contemplated under Section 4 hereof) or intentional misconduct, contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

                9.    Reports under Securities Act and Exchange Act. With a view to making available to the Purchaser the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit Purchaser to sell securities of the Company to the public without Registration (“Rule 144”), the Company agrees to:

                (a)     make and keep public information available, as those terms are understood and defined in Rule 144;

                (b)     file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act;

                (c)     furnish to the Purchaser so long as the Purchaser owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act , a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested to permit the Purchaser to sell such securities pursuant to Rule 144 without Registration.

                10.    Assignment of the Registration Rights. The rights to have the Company register Registrable Securities pursuant to this Agreement shall be automatically assigned by the Purchaser to any transferee of the Registrable Securities (or all or any portion of any unconverted Debenture) only if the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee and (b) the securities with respect to which such registration rights are being transferred or assigned.

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                11.    Amendment of Registration Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Purchaser. Any amendment or waiver affected in accordance with this Section 11 shall be binding upon the Purchaser and the Company.

                12.    Miscellaneous.

                (a)     A person or entity is deemed to be a purchaser of Registrable Securities whenever such person or entity owns of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more persons or entities with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

                (b)     Notices required or permitted to be given hereunder shall be given in the manner contemplated by the Purchase Agreement, (i) if to the Company or to the Purchaser, to their respective address and the address of their counsel as contemplated by the Purchase Agreement, and (ii) if to any other transferee purchaser, at such address as such purchaser shall have provided in writing to the Company, or at such other address as each such party furnishes by notice given in accordance with this Section 12(b).

                (c)     Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

                (d)     This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the jurisdiction of the federal courts or the state courts of the State of Delaware in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non coveniens, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Purchaser for any reasonable legal fees and disbursements incurred by the Purchaser in enforcement of or protection of any of its rights under this Agreement.

                (e)     EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

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                (f)     If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

                (g)     Subject to the requirements of Section 10 of this Agreement, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

                (h)     All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

                (i)     The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning thereof.

                (j)     This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by telephone line facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

                (k)     This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof. This Agreement may be amended only by an instrument in writing signed by the party to be charged with enforcement thereof.

                (l)     The Company acknowledges that any failure by the Company to perform its obligations under Section 4(a) hereof, or any delay in such performance could result in loss to the Purchaser, and the Company agrees that, in addition to any other liability the Company may have by reason of such failure or delay, the Company shall be liable for all direct damages caused by any such failure or delay, unless the same is the result of force majeure. Neither party shall be liable for consequential damages.

{Signature Page Follows}
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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

COMPANY:

ELECTRO ENERGY, INC.

By:	/s/ Timothy E. Coyne
Name: Timothy E. Coyne Title: Chief Financial Officer

PURCHASER:

THE QUERCUS TRUST

By:	/s/ David Gelbaum
Name: David Gelbaum Title: Trustee

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